As filed with the Securities and Exchange Commission on July 10, 2025

Registration No. 333-287358

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WINDTREE THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	94-3171943
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2600 Kelly Road, Suite 100
Warrington, Pennsylvania 18976
(215) 488-9300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jed Latkin

President and Chief Executive Officer

Windtree Therapeutics, Inc.

2600 Kelly Road, Suite 100

Warrington, Pennsylvania 18976

(215) 488-9300

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies to:

Faith L. Charles, Esq. Thompson Hine LLP 300 Madison Avenue, 27th Floor New York, New York 10017 (212) 344-5680	Jed Latkin President and Chief Executive Officer Windtree Therapeutics, Inc. 2600 Kelly Road, Suite 100 Warrington, Pennsylvania 18976 (215) 488-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the selling stockholders are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 10, 2025

PRELIMINARY PROSPECTUS

Up to 62,600,618 Shares of Common Stock

This prospectus relates to the offer and resale by the selling stockholders identified in this prospectus of up to an aggregate of 62,600,618 shares of our common stock, par value $0.001 per share, or the common stock, comprised of (a) up to 46,941,054 share of our common stock (the “Series D Conversion Shares”) issuable upon the conversion of shares of our Series D convertible preferred stock, par value $0.001 per share (the “Series D Preferred Stock”); (b) up to 9,788,524 shares of our common stock (the “Subject Note Shares”) that may be issued upon the conversion of certain Senior Secured Promissory Notes (the “Subject Notes”); and (c) up to 5,871,040 shares (the “Subject Warrant Shares”) of our common stock issuable upon the exercise of certain warrants (the “Subject Warrants”).  The Series D Preferred Stock, Series D Conversion Shares, Subject Notes, Subject Note Shares, Subject Warrants and Subject Warrant shares are collectively referred to as the “Securities.”

The shares of Series D Preferred Stock were acquired by the applicable selling stockholders under securities purchase agreements, together with certain joinders to such securities purchase agreements (the “Series D Purchase Agreements”), dated April 29, 2025, with respect to the Series D Purchase Agreements and May 12, 2025 and May 21, 2025, with respect to the joinder agreements by and among us and the investors party thereto (the “Series D Investors”).  The Subject Notes and the Subject Warrants were acquired by the applicable selling stockholders under securities purchase agreements dated June 5, 2025, June 9, 2025, June 24, 2025, June 27, 2025 and July 2, 2025.

The sale of the Series D Preferred Stock, Subject Notes and Subject Warrants was not registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from the registration requirements in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

We are registering the resale of the shares of common stock covered by this prospectus pursuant to obligations to the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of the shares of common stock offered hereby. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

Sales of the shares of common stock by the selling stockholders may occur in one or more transactions at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices and/or at varying prices determined at the time of sale. The selling stockholders may sell the shares of common stock directly or to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both.

The selling stockholders may sell any, all or none of the securities offered by this prospectus and we do not know when or in what amount the selling stockholders may sell their shares of common stock hereunder following the effective date of the registration statement of which this prospectus forms a part. The registration of the shares on behalf of the selling stockholders, however, does not necessarily mean that any of the selling stockholders will offer or sell their shares of common stock under this registration statement or at any time in the near future. We cannot predict when, or in what amounts, the selling stockholders may sell any of the shares of common stock. We provide more information about how the selling stockholders may sell or otherwise dispose of their shares of common stock in the section titled “Plan of Distribution” beginning on page 23 of this prospectus.

We are paying the cost of registering the shares of common stock covered by this prospectus as well as various related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares of common stock.

On February 14, 2025, we filed a certificate of amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effectuate a 1-for-50 reverse stock split (the “Reverse Stock Split”) of the outstanding shares of the Company’s common stock. Our stockholders previously approved the Reverse Stock Split and granted the Company’s board of directors the authority to determine the exact split ratio and when to proceed with the Reverse Stock Split at the Company’s special meeting of stockholders held on February 3, 2025. The Reverse Stock Split became effective on February 20, 2025 at 5:00 p.m., Eastern Time and our common stock began trading on The Nasdaq Capital Market on a Reverse Stock Split-adjusted basis on February 21, 2025 at market open under the existing ticker symbol, “WINT.” Pursuant to the Reverse Stock Split, every 50 shares of the Company’s issued and outstanding common stock was combined into one share of common stock. The par value and other terms of the common stock were not affected by the Reverse Stock Split. No fractional shares were issued as a result of the Reverse Stock Split.

All financial information, share numbers, option numbers, warrant numbers, other derivative security numbers, and exercise prices appearing in this prospectus have been adjusted to give effect to the Reverse Stock Split, except where otherwise stated.

Our common stock is traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “WINT”. The last reported sale price of our common stock on Nasdaq on July 9, 2025 was $0.675 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and the documents incorporated by reference herein.

Investing in our common stock involves a high degree of risk. You should consider carefully the “Risk Factors” beginning on page 7 of this prospectus and under similar headings in any amendment or supplement to this prospectus and in any other documents incorporated by reference into this prospectus, before purchasing any of the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2025.

ABOUT THIS PROSPECTUS

The registration statement we filed with the U.S. Securities and Exchange Commission (the “SEC”) includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC, and the documents incorporated by reference herein before making your investment decision. You should rely only on the information provided in this prospectus and the documents incorporated by reference herein or any amendment or supplement thereto.

You should not assume that the information contained in this prospectus or any related free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference herein or therein is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any related free writing prospectus is delivered, or securities are sold, on a later date. We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. This prospectus contains or incorporates by reference summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. You should read the entire prospectus, any amendments or supplements, and the information incorporated by reference in this prospectus carefully. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been or will be filed or have been or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

You should rely only on the information that we have included or incorporated by reference in this prospectus and any related free writing prospectus that we may authorize to be provided to you. We have not, and the selling stockholders have not, authorized anyone to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any related free writing prospectus that we may authorize to be provided to you. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any related free writing prospectus. This prospectus and any related free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus or any related free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

In addition, while we believe the industry, market and competitive position data included in this prospectus, including the information incorporated by reference herein, is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors. These factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

Unless the context otherwise requires, references in this prospectus to “Windtree,” “Windtree Therapeutics,” the “Company,” “we,” “our,” and “us” refer to Windtree Therapeutics, Inc., a Delaware corporation, and our consolidated subsidiaries.

We use “Windtree Therapeutics,” as our trademark, and we have been granted a trademark or have a trademark application on file with the United States Patent and Trademark Office. All trademarks or trade names referred to in this prospectus and the documents incorporated by reference herein are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus and the documents incorporated by reference herein are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us, by any other companies.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” and under similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus (including our financial statements) and the exhibits to the registration statement of which this prospectus is a part.

Overview

We are a biotechnology company focused on advancing early and late-stage innovative therapies for critical conditions and diseases. Our portfolio of product candidates includes istaroxime, a Phase 2 candidate that inhibits the sodium-potassium ATPase and also activates sarco endoplasmic reticulum Ca2+ -ATPase 2a, or SERCA2a, for acute heart failure and/or associated cardiogenic shock; preclinical SERCA2a activators for heart failure; rostafuroxin for the treatment of hypertension in patients with a specific genetic profile; and a preclinical atypical protein kinase C iota, or aPKCi, inhibitor (topical and oral formulations), being developed for potential application in rare and broad oncology indications. We also have a licensing business model with partnership out-licenses currently in place.

In addition, in January 2025, we launched a new corporate strategy to become a revenue generating biotech company through acquisitions of small companies and their FDA-approved products while the Company continues to progress its cardiovascular and oncology development pipeline. The Company will seek acquisition targets to achieve the Company’s new corporate strategy. We believe there is an opportunity in the market: the acquisition of small companies with FDA-approved products from the many small biotech companies that struggle to maximize their commercialization potential. To capitalize on this opportunity, we plan to become a parent company acquiring strategic subsidiaries with FDA-approved products. The Company’s management team has commercialization expertise in both large pharmaceutical and small biotech companies across multiple therapeutic areas, potentially enabling them to leverage synergies and optimize commercial performance across future subsidiaries. The Company will seek to use equity to acquire subsidiaries. The number of deals, if any, over time will depend upon the valuation and growth potential of the subsidiary companies.

Our lead product candidate, istaroxime, is a first-in-class, dual-mechanism agent being developed to increase blood pressure and improve cardiac function in patients with cardiogenic shock and to improve cardiac function in patients with acute heart failure, or AHF, and reverse the hypotension and hypoperfusion associated with heart failure that deteriorates to cardiogenic shock. Istaroxime demonstrated significant improvement in both systolic and diastolic aspects of cardiac function and was generally well tolerated in four Phase 2 clinical trials. Istaroxime has been granted Fast Track designation for the treatment of AHF by the U.S. Food and Drug Administration, or FDA. Based on the profile observed in our Phase 2 clinical studies in AHF, where istaroxime significantly improved cardiac function and systolic blood pressure, or SBP, in acute decompensated heart failure patients and had a favorable renal profile, we initiated a Phase 2 global clinical study, or the SEISMiC Study, to evaluate istaroxime for the treatment of early cardiogenic shock (Society for Cardiovascular Angiography and Interventions, or SCAI, Stage B shock), a severe form of AHF characterized by very low blood pressure and risk for hypoperfusion to critical organs and mortality. In April 2022, we announced our observations in the SEISMiC Study that istaroxime rapidly and significantly increased SBP while also improving cardiac function and preserving renal function. We believe that istaroxime has the potential to fulfill an unmet need in early and potentially more severe cardiogenic shock. We further believe that the data from the SEISMiC Study supports continued development in both cardiogenic shock and AHF. In September 2024, we announced positive topline results from our Phase 2b SEISMiC Extension Study, or the SEISMiC Extension, which demonstrated that istaroxime infused intravenously significantly improves cardiac function and blood pressure without increasing heart rate or clinically significant cardiac rhythm disturbances. Additionally, we have initiated a study in more severe SCAI Stage C cardiogenic shock, or the SEISMiC C Study, to evaluate the safety and efficacy of istaroxime in cardiogenic shock patients who are also receiving standard of care rescue therapy for shock. The SEISMiC C Study is expected to enroll up to 100 subjects with SCAI Stage C cardiogenic shock with enrollment anticipated to be completed in Q1 2026. An unblinded review of the data from the first 20 subjects is planned to take place in Q3 2025. Our ability to complete this study with its intended sample size is dependent upon our ability to secure adequate resourcing for the program through financing efforts or business development activities.

Our heart failure cardiovascular portfolio also includes other SERCA2a activators. One family of compounds has the dual mechanism of action that includes inhibition of the sodium-potassium ATPase as well as activation of SERCA2a. The other family of compounds are considered selective SERCA2a activators and are devoid of activity against the sodium-potassium ATPase. This research program is evaluating these preclinical product candidates, including oral and intravenous SERCA2a activator heart failure compounds. These candidates would potentially be developed for both acute decompensated and chronic out-patient heart failure. In addition, our cardiovascular drug product candidates include rostafuroxin, a novel product candidate for the treatment of hypertension in patients with a specific genetic profile. We are pursuing potential licensing arrangements and/or other strategic partnerships and do not intend to advance the development of rostafuroxin without securing such an arrangement or partnership.

Our cardiovascular assets and programs are associated with a regional licensed partnership with Lee’s Pharmaceutical (HK) Ltd., or Lee’s (HK), for the development and commercialization of our product candidate, istaroxime, in Greater China. In addition to istaroxime, the agreement also licenses our preclinical next-generation dual mechanism SERCA2a activators, and rostafuroxin. In addition, we are supporting the efforts of Lee’s (HK) in starting a Phase 3 trial in AHF with istaroxime.

On April 2, 2024, we entered into an Asset Purchase Agreement, or the Asset Purchase Agreement, with Varian Biopharmaceuticals, Inc., or Varian. Pursuant to the Asset Purchase Agreement, we purchased all of the assets of Varian’s business associated with a license agreement, dated as of July 5, 2019, by and between Varian and Cancer Research Technology Limited, or the Licence Agreement, which includes the Licence Agreement, all rights in molecules and compounds subject to the Licence Agreement, know-how and inventory of drug substance, or the Transferred Assets. The Transferred Assets include a novel, potential high-potency, specific, aPKCi inhibitor with possible broad use in oncology as well as certain rare malignant diseases. The asset platform includes two formulations (topical and oral) of an aPKCi inhibitor. We plan to advance investigational new drug enabling activities and are in the process of determining the expected clinical development plan for the platform.

On April 19, 2025, WINT Real Estate, LLC (“WINT LLC”), a wholly owned subsidiary of the Company, entered into an Assignment and Conditional Assumption Agreement (the “Assignment”) with Way Maker Growth Fund, LLC (“Way Maker”) relating to that certain Purchase and Sale Agreement dated June 28, 2024 (the “Original Purchase Agreement”), as amended by that certain First Amendment to Purchase and Sale Agreement, dated December 19, 2024 (the “First Amendment”) and that certain Second Amendment to Purchase and Sale Agreement, dated March 25, 2025, (the “Second Amendment”; the Original Purchase Agreement, as amended by the First Amendment and the Second Amendment, is referred to hereafter as the “Aubrey Purchase Agreement”), and that certain development services agreement, dated February 4, 2025 (the “Development Agreement,” and together with the Aubrey Purchase Agreement, collectively, the “Assigned Agreements”, each between Way Maker and TBB Crescent Park Drive LLC (“TBB CPD”)). Pursuant to the Aubrey Purchase Agreement, TBB CPD agreed to sell to Way Maker real property commonly known as the Aubrey, located at 11755 Southlake, Houston, Texas (the “Property”).

Pursuant to the terms of the Assignment, Way Maker agreed to assign to WINT LLC its right, title and interest in the Assigned Agreements. WINT LLC will not be deemed to have assumed or have any liability under the Assigned Agreements until certain conditions have been met, including (i) the Aubrey Purchase Agreement is amended as required by WINT LLC, (ii) WINT has reviewed and approved the Development Agreement, (iii) WINT LLC has reviewed and approved the title commitment and current permitted encumbrances provided for in the Aubrey Purchase Agreement, (iv) WINT LLC has reviewed and approved the survey with respect to the Property, and (v) WINT LLC has reviewed and approved all terminated and non-terminable contracts provided for in the Sales Agreement (collectively, the “Assumption Conditions”).

Notwithstanding the Assumption Conditions, WINT LLC has advanced $1,400,000 (the “Advance”) to TBB CPD to be held as part of the earnest money due under the Aubrey Purchase Agreement (the “Earnest Money”) in exchange for an extension of the closing date under the Aubrey Purchase Agreement to May 23, 2025. The purchase price for the Property pursuant to the Aubrey Purchase Agreement is approximately $43,000,000 (the “Purchase Price”). Pursuant to the Aubrey Purchase Agreement, the sale of the Property must close on or before May 23, 2025 (the “Aubrey Closing Date”), provided WINT LLC is entitled to extend the Aubrey Closing Date by up to two times, each extension being for 30 days, by payment of $1,000,000 per extension (each, an “Extension Payment”) to TBB CPD. The Extension Payments shall be held as part of the Earnest Money and shall be applicable to the Purchase Price on the Aubrey Closing Date.

We have incurred operating losses since our incorporation on November 6, 1992. For the years ended December 31, 2024 and 2023, we had operating losses of $26.1 million and $20.6 million, respectively. As of December 31, 2024, we had an accumulated deficit of $846.6 million. To date, we have financed our operations primarily through private placements and public offerings of our common and preferred stock and borrowings from investors and financial institutions. As of December 31, 2024, we had cash and cash equivalents of $1.8 million and current liabilities of $5.7 million. We expect to continue to incur significant research and clinical development, regulatory and other expenses as we (i) continue to develop our product candidates; (ii) seek regulatory clearances or approvals for our product candidates; (iii) conduct clinical trials on our product candidates; and (iv) manufacture, market and sell any product candidates for which we may obtain regulatory approval.

Our ability to advance our development programs is dependent upon our ability to secure additional capital in both the near and long-term, through public or private securities offerings; convertible debt financings; and/or potential strategic opportunities, including licensing agreements, drug product development, marketing collaboration arrangements, pharmaceutical research cooperation arrangements, and/or other similar transactions in geographic markets, including the United States (“U.S.”), and/or through potential grants and other funding commitments from U.S. government agencies, in each case, if available. We have engaged with potential counterparties in various markets and will continue to pursue non-dilutive sources of capital as well as potential private and public securities offerings. There can be no assurance, however, that we will be able to identify and enter into public or private securities offerings on acceptable terms and in amounts sufficient to meet our needs or qualify for non-dilutive funding opportunities under any grant programs sponsored by U.S. government agencies, private foundations, and/or leading academic institutions, or identify and enter into any strategic transactions that will provide the additional capital that we will require. If none of these alternatives is available, or if available and we are unable to raise sufficient capital through such transactions, we potentially could be forced to limit or cease our development activities, as well as modify or cease our operations, either of which would have a material adverse effect on our business, financial condition, and results of operations.

Private Placement of Series D Preferred Shares

On April 29, 2025, we entered into the Series D Purchase Agreements with the certain investors and on each of May 12, 2025 and May 21, 2025 we entered into a joinder agreement to the Series D Purchase Agreements to add certain investors as though they had entered into a Series D Purchase Agreement on April 29, 2025. Pursuant to the Series D Purchase Agreements, we agreed to the private placement (the “Private Placement”) of shares of the Company’s Series D Preferred Stock for aggregate gross proceeds of approximately $2.5 million.

We agreed to seek stockholder approval for the issuance of all of the shares of the Company’s common stock issuable upon conversion of the Series D Preferred Shares in accordance with the rules and regulations of the Nasdaq Stock Market.

The Company additionally agreed that, subject to certain exceptions, without the consent of the holders holding at least a majority of the Registrable Securities (as defined below), for the period commencing on April 29, 2025 and ending on the date immediately following the 90th trading day after the Applicable Date (as defined in the Series D Purchase Agreement) (the “Restricted Period”), neither the Company nor any of its Subsidiaries shall directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the Securities Act of 1933, as amended), any Convertible Securities (as defined in the Series D Securities Purchase Agreement), any debt, any preferred stock or any purchase rights) (any such issuance, offer, sale, grant, disposition or announcement (whether occurring during the Restricted Period or at any time thereafter) is referred to as a “Subsequent Placement”).

Subject to the limitations described in the Series D Purchase Agreement, for so long as any Preferred Shares are outstanding, the Company will be prohibited from effecting or entering into an agreement to effect any Subsequent Placement involving a Variable Rate Transaction (as defined in the Series D Purchase Agreement) (other than a Permitted Equity Line (as defined in the Series D Purchase Agreement)). Additionally, the Series D Purchase Agreement contains a participation right, which provides that, subject to certain exceptions, at any time on or prior to the fourth anniversary of the Closing Date, neither the Company nor any of its Subsidiaries shall, directly or indirectly, effect any Subsequent Placement unless the Company complies with the notice procedures as outlined in the Series D Purchase Agreement with respect to each Buyer, providing the opportunity for such Buyer to participate in such Subsequent Placement on a pro rata basis as described in the Series D Purchase Agreement.

In addition, pursuant to the Series D Purchase Agreement, the Company agreed (i) in lieu of the payments required pursuant to Sections 10, 6 and 2(d) of that certain certificate of designation (as amended, modified, or supplemented, the “Series C COD”) filed by the Company with the Secretary of State of the State of Delaware on July 19, 2024, for the purpose of establishing and designating the Company’s Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), those two certain Senior Secured Notes issued by the Company, dated as of March 18, 2025, in the original principal amount of $156,250 each (the “March Notes”) and those two certain 20% OID Senior Secured Convertible Promissory Notes issued by the Company, dated as of April 4, 2025, in the original principal amount of $156,250 each (the “April Notes,” and together with the March Notes, the “Notes”), respectively, to redeem the Series C Preferred Stock and the Notes with 40% of the aggregate gross proceeds from each Eligible Equity Line Transaction (as defined in the Series C COD) in accordance with the mechanics in such sections of the Series C COD and the Notes, mutatus mutandis (the “Mandatory Redemptions”), and (ii) such Mandatory Redemptions shall be paid in order first to the holders of Series C Preferred Stock, next to the holders of March Notes and lastly to the holders of April Notes.

On May 2, 2025, the holders of the Notes accepted in writing the Company’s payoff letter, pursuant to which the Company made a one-time payment to the respective holders in the aggregate amount of $600,000 to retire and fully satisfy the balance of the Notes of $625,000 plus any accrued interest as of such payoff date at a discount. The Notes automatically terminated upon the Company’s payment of such payoff amount and will be of no further effect.

The terms of the Series D Preferred Stock are as set forth in the Certificate of Designations of the Series D Convertible Preferred Stock, or the Series D Certificate of Designations, which was filed and became effective with the Secretary of State of the State of Delaware on April 30, 2025. Each holder of Series D Preferred Stock may convert all, or any part, of the outstanding Series D Preferred Stock, at any time at such holder’s option, into shares of our common stock at an initial conversion price of $1.368, which is subject to adjustment as provided in the Series D Certificate of Designations to no lower than $0.274.

On April 29, 2025, in connection with the Series D Purchase Agreement, the Company entered into the Registration Rights Agreement with the Series D Investors. Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the Registrable Securities on or before the 15th calendar day following the closing of the Private Placement (the “Closing Date”) and to cause such registration statement to be declared effective by the SEC on or before the 45th calendar day following the Closing Date, subject to limited exceptions described therein. The Registrable Securities include, (i) all the shares of common stock underlying the Preferred Shares (the “Preferred Conversion Shares”), and (ii) any capital stock of the Company issued or issuable with respect to the Conversion Shares or the Series D Preferred Stock, including, without limitation, (1) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise and (2) shares of capital stock of the Company into which the shares of common stock (as defined in the Certificate of Designations) are converted or exchanged and shares of capital stock of a Successor Entity (as defined in the Certificate of Designations) into which the shares of common stock are converted or exchanged, without regard to any limitations on conversion of the Series D Preferred Stock, The registration rights granted under the Registration Rights Agreement are subject to certain conditions and limitations and are subject to customary indemnification and contribution provisions.

Notwithstanding the foregoing, our ability to issue shares of common stock upon the conversion of the Preferred Shares is subject to certain limitations set forth in Series D the Certificate of Designations and the Warrants. Prior to receiving stockholder approval, such limitations include a limit on the number of shares that may be issued until the time, if any, that our stockholders have approved the issuance of more than 19.99% of our outstanding shares of common stock in accordance with Nasdaq listing standards, or the Stockholder Approval. We agreed to seek the Stockholder Approval at a meeting to be held no later than the sixtieth (60th) calendar day after the closing of the Private Placement. Until such time as we have received the Stockholder Approval, we cannot issue any shares upon the conversion of the Preferred Shares if such conversion would exceed 19.99% of our issued and outstanding shares of common stock prior to the Private Placement, which amount is the aggregate number of shares of common stock which we may issue under the rules or regulations of Nasdaq.

For additional information on the Private Placement, including additional terms of the Series D Preferred Stock please see our Current Reports on Form 8-K filed with the SEC on April 30, 2025 and May 1, 2025.

Private Placement of Notes

On June 5, 2025, the Company entered into a note purchase agreement (the “June 5 Note Purchase Agreement”) with DFU, LLC (“DFU”), pursuant to which the Company issued DFU a Convertible Promissory Note (the “June 5 Convertible Note”) in the principal amount of $3,600,000 and a warrant to purchase common stock of the Company (the “June 5 Warrant”). The June 5 Convertible Note and June 5 Warrant were sold in reliance upon an exemption from the registration requirement of the Securities Act, pursuant to Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder. The Company received gross proceeds of $3,100,000 from the sale of the June 5 Convertible Note and June 5 Warrant (the “June 5 Note Financing”), before deducting offering expenses. The June 5 Note Purchase Agreement provides that all proceeds from the June 5 Note Financing will go towards retiring convertible notes and preferred stock of Titan Environmental Services, Inc., a Nevada Corporation (“Titan”).

On June 9, 2025, the Company entered into note purchase agreements (the “June 9 Note Purchase Agreement”) with each of Keystone Capital Partners, LLC (“Keystone”), Seven Knots, LLC (“Seven Knots”), C/M Capital Master Fund LP (“C/M”) and WVP Emerging Manager Onshore Fund (“WVP”) (each a “June 9 Note Purchaser” and together the “June 9 Note Purchasers”), pursuant to which the Company issued each June 9 Note Purchaser a convertible promissory note (each a “June 9 Convertible Note” and together the “June 9 Convertible Notes”) and a warrant to purchase shares of the Company’s Common Stock (each a “June 9 Warrant” and together the “June 9 Warrants”). Keystone and Seven Knots each received a June 9 Convertible Note in the principal amount of $232,550. C/M received a June 9 Convertible Note in the principal amount of $116,280. WVP received a June 9 Convertible Note in the principal amount of $348,837. The June 9 Convertible Notes and June 9 Warrants were sold in reliance upon an exemption from the registration requirement of the Securities Act, pursuant to Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder. The Company received $800,000 in funding from the sale of the June 9 Convertible Notes and June 9 Warrants (the “June 9 Note Financing”), before deducting offering expenses. The Company intends to use the proceeds from the June 9 Note Financing for operational expenses and to fund the certain bridge loans to Titan.

On June 24, 2025, the Company entered into note purchase agreements (the “June 24 Note Purchase Agreement”) with each of WVP and Keystone (each a “June 24 Note Purchaser” and together the “June 24 Note Purchasers”), pursuant to which the Company issued each June 24 Note Purchaser a convertible promissory note (each a “June 24 Convertible Note” and together the “June 24 Convertible Notes”) and a warrant to purchase shares of the Company’s Common Stock (each a “June 24 Warrant” and together the “June 27 Warrants”). WVP received a June 24 Convertible Note in the principal amount of $116,279. Keystone received a June 24 Convertible Note in the principal amount of $58,140. The June 24 Convertible Notes and June 24 Warrants were sold in reliance upon an exemption from the registration requirement of the Securities Act, pursuant to Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder. The Company received $150,000 in funding from the sale of the June 24 Convertible Notes and June 24 Warrants (the “June 24 Note Financing”), before deducting offering expenses. The Company intends to use the proceeds from the June 24 Note Financing for operational expenses.

On June 27, 2025, the Company entered into note purchase agreements (the “June 27 Note Purchase Agreement”) with each of C/M, Frank Celli (“Celli”), and WVP (each a “June 27 Note Purchaser” and together the “June 27 Note Purchasers”), pursuant to which the Company issued each June 27 Note Purchaser a convertible promissory note (each a “June 27 Convertible Note” and together the “June 27 Convertible Notes”) and a warrant to purchase shares of the Company’s Common Stock (each a “June 27 Warrant” and together the “June 27 Warrants”). C/M and WVP each received a June 27 Convertible Note in the principal amount of $58,140. Celli received a June 27 Convertible Note in the principal amount of $96,899. The June 27 Convertible Notes and June 27 Warrants were sold in reliance upon an exemption from the registration requirement of the Securities Act, pursuant to Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder. The Company received $183,333 in funding from the sale of the June 27 Convertible Notes and June 27 Warrants (the “June 27 Note Financing”), before deducting offering expenses. The Company intends to use the proceeds from the June 27 Note Financing for operational expenses and to fund the certain bridge loans to Titan.

On July 2, 2025, the Company entered into note purchase agreements (the “July 2 Note Purchase Agreement”) with each of Keystone and Seven Knots (each a “July 2 Note Purchaser” and together the “July 2 Note Purchasers”), pursuant to which the Company issued each June 24 Note Purchaser a convertible promissory note (each a “July 2 Convertible Note” and together the “July 2 Convertible Notes”) and a warrant to purchase shares of the Company’s Common Stock (each a “July 2 Warrant” and together the “July 2  Warrants”). Keystone and Seven Knots each received a July 2 Convertible Note in the principal amount of $40,698. The July 2 Convertible Notes and July 2 Warrants were sold in reliance upon an exemption from the registration requirement of the Securities Act, pursuant to Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder. The Company received $70,000 in funding from the sale of the July 2 Convertible Notes and July 2 Warrants (the “July 2 Note Financing”), before deducting offering expenses. The Company intends to use the proceeds from the July 2 Note Financing for operational expenses.

Subject to certain limitations under the June 5, June 9, June 24, June 27 and July 2 Note Purchase Agreements, while any portion of the June 5, June 9, June 24, June 27 and July 2 Convertible Notes is outstanding, the Company must inform the holders of such notes of any proceeds received by the Company from the issuance of its securities. After receipt of this notice, the holders of such notes will have ten trading days to require that the Company apply all proceeds received from the sale of its securities to repay any or all of the amount outstanding under the June 5, June 9, June 24, June 27 and July 2 Convertible Notes.

Additionally, the Company has agreed to register the offering and resale of the shares of the Company’s common stock underlying the June 5, June 9, June 24, June 27 and July 2 Convertible Notes and the June 5, June 9, June 24, June 27 and July 2 Warrants by filing a registration statement on Form S-1 with the United States Securities and Exchange Commission (the “SEC”) within 20 trading days from the execution of the respective note purchase agreements.

The June 5, June 9, June 24, June 27 and July 2 Note Purchase Agreements contain certain covenants and customary representations and warranties of the Company and the parties, piggyback registration rights, restrictions on variable rate transactions, participation rights, indemnification obligations of the parties, termination provisions, and other obligations and rights of the parties.

Corporate Information

We were incorporated in Delaware on November 6, 1992. Our principal executive offices are located at 2600 Kelly Road, Suite 100, Warrington, Pennsylvania 18976, and our telephone number is (215) 488-9300. Our website address is www.windtreetx.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein and you should not consider it part of this prospectus. We have included our website address as an inactive textual reference only.

Implications of Being a Smaller Reporting Company

We are a smaller reporting company as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Reports on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, as long as we are a smaller reporting company with less than $100 million in annual revenue, we are not required to obtain an attestation report on internal control over financial reporting from our independent registered public accounting firm.

The Offering

Common stock that may be offered by the selling stockholders	Up to 62,600,618 shares of common stock covered by this prospectus consisting Series D Conversion Shares, Subject Note Shares, Subject Warrant Shares.

Common stock outstanding prior to this offering	11,574,063

Common stock outstanding immediately after this offering	Up to 74,174,681*

Plan of Distribution

The selling stockholders, including their transferees, donees, pledgees, assignees or successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of common stock may be sold at fixed prices, at prevailing market prices, at prices related to prevailing market prices, at negotiated prices and/or at varying prices determined at the time of sale. See “Plan of Distribution” on page 24.

Use of proceeds	We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

Risk factors	See the “Risk Factors” section of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Nasdaq Capital Market symbol	WINT

* This prospectus generally covers (i) the resale of 300% of the sum of the maximum number of shares of common stock issuable pursuant to the Series D Certificate of Designations, including payment of 10% dividends on the Preferred Shares through the October 29, 2026 maturity date, determined as if the outstanding Preferred Shares were converted in full at the initial floor price of the Series D Preferred Stock of $0.274; (ii) the resale of 100% of the sum of the maximum number of shares of common stock issuable pursuant to the Subject Notes, including payment of 14% interest on the Subject Notes through the maturity dates from June 5, 2026 through July 2, 2026, determined as if the outstanding Subject Notes were converted in full at the initial conversion price of $0.587; and (iii) the resale of 100% of the sum of the maximum number of shares of common stock issuable pursuant to the Subject Warrants, determined as if the outstanding Subject Warrants were converted in full at the initial conversion price of $0.587 or $1.10. Because the conversion price of the Preferred Shares and the Subject Notes and the exercise price of the Subject Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

Throughout this prospectus, when we refer to the shares of common stock being registered on behalf of the selling stockholders for offer and resale, we are referring to the shares of common stock issued. When we refer to the selling stockholders in this prospectus, we are referring to the selling stockholders identified in this prospectus and, as applicable, its transferees, donees, pledgees, distributes and other successors-in-interest that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part.

The number of shares of our common stock to be outstanding after this offering is based on 11,574,063 shares of common stock outstanding as of July 9, 2025, and excludes, unless otherwise stated:

●	1,273,397 shares of common stock issuable upon conversion of our outstanding shares of Series C Convertible Preferred Stock, par value $0.001 per share;

●	119,284 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $443.98 per share;

●	287 shares of our common stock issuable upon the exercise of outstanding stock options, with a weighted-average exercise price of $77,742.72 per share;

●	154 shares of our common stock issuable upon the exercise of outstanding restricted stock units, with a weighted-average grant date fair value of $1,895.03 per share; and

●

17 shares of our common stock reserved for future issuance under our Amended and Restated Windtree Therapeutics 2020 Equity Incentive Plan, or A&R 2020 Plan, plus any future increases in the number of shares of common stock reserved for issuance.

Except as otherwise indicated, the information in this prospectus assumes no exercise of the outstanding options or warrants described above.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, and those discussed under the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference in this prospectus, and any of our subsequent Quarterly Reports, together with other information in this prospectus, the information and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us, or that we currently view as immaterial, may also impair our business, operating results, prospects, or financial condition. If the realization of any of the risks or uncertainties actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that case, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to This Offering

A sale of a substantial number of shares of common stock by the selling stockholders could cause the price of our common stock to decline.

The shares of common stock covered by this prospectus represent a large number of shares of our common stock, and, following the effectiveness of the registration statement of which this prospectus forms a part, such shares of common stock may be sold by the selling stockholders in the public market without restriction. If the selling stockholders sell, or the market perceives that our stockholders intend to sell for various reasons, substantial amounts of the shares of common stock in the public market, the price of our common stock may decline. Additionally, such conditions may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

You may experience future dilution as a result of future equity offerings and other issuances of our securities.

In order to raise additional capital, we may in the future offer additional shares of common stock or other securities convertible into or exchangeable for our common stock prices that may not be the same as the price per share paid by the selling stockholders. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by the investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of common stock or securities convertible into shares of common stock in future transactions may be higher or lower than the price per share paid to the selling stockholders. Our stockholders will incur dilution upon exercise of any outstanding stock options, warrants or other convertible securities or upon the issuance of shares of common stock under our stock incentive programs.

Any additional capital raised through the sale of equity or equity-backed securities may dilute our stockholders’ ownership percentages and could also result in a decrease in the market value of our equity securities.

The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding.

We expect to require additional capital in the future in order to pursue our strategic goals, including in order to develop our product candidates. If we do not obtain any such additional financing, it may be difficult to effectively realize our near- and long-term strategic goals and objectives.

Our current cash resources will not be sufficient to fund our research and development efforts for our product candidates, including our lead product candidate, istaroxime. If we cannot secure this additional funding when such funds are required, we may fail to develop our product candidates or be forced to forego certain strategic opportunities.

In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Risks Related to Our Finances and Capital Requirements

Our current cash position, losses, negative cash flows from operations, and accumulated deficit raise substantial doubt about our ability to continue as a going concern absent obtaining adequate new debt or equity financings. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations in the near term.

The auditor’s opinion on our audited financial statements for the year ended December 31, 2024 includes an explanatory paragraph stating that we have incurred recurring losses from operations that raise substantial doubt about our ability to continue as a going concern. As of December 31, 2024, we had cash and cash equivalents of $1.8 million and current liabilities of $5.7 million. As of March 31, 2025, we had cash and cash equivalents of $1.2 million and current liabilities of $6.5 million. We believe that we have sufficient resources available to fund our business operations through July 2025 but will need additional capital to continue to support our operations beyond July 2025. These conditions raise substantial doubt about our ability to continue as a going concern.

To alleviate the conditions that raise substantial doubt about our ability to continue as a going concern, management plans to secure additional capital, potentially through a combination of public or private securities offerings; convertible debt financings; strategic transactions, including potential licensing arrangements, alliances and drug product collaborations focused on specified geographic markets; and/or potential revenues from any future acquisitions of small companies with FDA-approved products as a result of our new corporate strategy announced in January 2025; however, none of these alternatives are committed at this time. There can be no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all, or identify and enter into any strategic transactions that will provide the capital that we will require. If none of these alternatives is available, or if available and we are unable to raise sufficient capital through such transactions, we will not have sufficient cash resources and will experience difficulty in operating as a going concern as a result. Moreover, if such additional financing is not available on satisfactory terms, or is not available in sufficient amounts, we may be required to delay, limit or eliminate the development of business opportunities and our ability to achieve our business objectives and our competitiveness, and our business, financial condition, and results of operations will be materially adversely affected. The perception that we may not be able to continue as a going concern may impede our ability to pursue strategic opportunities or operate our business due to concerns about our ability to meet our contractual obligations.

Further, under the terms of certain securities purchase agreements that we entered into in July 2024 (the “PIPE Purchase Agreements”), we are subject to certain restrictive covenants that may make it difficult to procure additional financing. For additional information, see the risk factor captioned “Under the terms of the PIPE Purchase Agreements, we are subject to certain restrictive covenants that may make it difficult to procure additional financing.” As a result of these covenants, our ability to respond to changes in business and economic conditions may be limited, including our ability to obtain additional debt or equity financing as needed in the future, on favorable terms, if at all, which could adversely affect our business, financial condition, and results of operations.

If we fail to raise sufficient capital, we potentially could be forced to limit or cease our development activities, as well as modify or cease our operations, either of which would have a material adverse effect on our business, financial condition, and results of operations. In addition, sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, including pursuant to our existing ELOC, could depress the market price of our common stock and could further impair our ability to raise capital through the sale of additional equity securities. These conditions are indicators that further impact our ability to continue as a going concern.

We have incurred significant operating losses since inception, we expect to incur operating losses in the future, and we may not be able to achieve or sustain profitability.

We have incurred operating losses since our incorporation on November 6, 1992. For the years ended December 31, 2024 and 2023, we had operating losses of $26.1 million and $20.6 million, respectively. As of December 31, 2024, we had an accumulated deficit of $846.6 million. To date, we have financed our operations primarily through private placements and public offerings of our common and preferred stock and borrowings from investors and financial institutions. As of December 31, 2024, we had cash and cash equivalents of $1.8 million and current liabilities of $5.7 million.

We expect to continue to incur significant research and clinical development, regulatory and other expenses as we (i) develop product candidates; (ii) seek regulatory clearances or approvals for our planned or future product candidates; (iii) conduct clinical trials on our planned or future product candidates; and (iv) manufacture, market, and sell any product candidates for which we may obtain regulatory approval. As a result, we expect to continue to incur operating losses for the foreseeable future and may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. If we do not achieve or sustain profitability, it will be more difficult for us to finance our business and accomplish our strategic objectives, either of which would have a material adverse effect on our business, financial condition and results of operations and may cause the market price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange. These forward-looking statements provide our current expectations or forecasts of future events and financial performance and may be identified by the use of forward-looking terminology, including such terms as “anticipates,” “believes,” “contemplates,” “continues” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential” “predicts,” “projects,” “should,” “targets,” or “will” or, in each case, their negative, or other variations or comparable terminology, though the absence of these words does not necessarily mean that a statement is not forward-looking.

We intend that all forward-looking statements be subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties that could cause actual results to differ materially from any future results expressed or implied by the forward-looking statements. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Examples of such risks and uncertainties, which potentially could have a material adverse effect on our development programs, business and/or operations, include, but are not limited to the following:

●	our estimates regarding future results of operations, financial position, research and development costs, capital requirements, and our needs for additional financing;

●	how long we can continue to fund our operations with our existing cash and cash equivalents;

●	changes in market conditions, general economic conditions, and the banking sector, and potential constraints in accessing capital or credit if and when needed with favorable terms, if at all;

●	the potential impairment of our intangible assets on our condensed consolidated balance sheet, which could lead to material impairment charges in the future;

●	our ability to repay indebtedness;

●	potential delays and uncertainties in our anticipated timelines and milestones and additional costs associated with the impact of the evolving events in the Israel-Gaza region, the ongoing military conflict between Russia and Ukraine, and trade and political tensions between the United States, or the U.S., and the People’s Republic of China on our clinical trial operations;

●	the costs, timing, and results, of our preclinical studies and clinical trials, as well as the number of required trials for regulatory approval and the criteria for success in such trials;

●

legal and regulatory developments in the U.S. and foreign countries, including any actions or advice that may affect the design, initiation, timing, continuation, progress or outcome of clinical trials or result in the need for additional clinical trials;

●	the difficulties and expenses associated with obtaining and maintaining regulatory approval of our product candidates, and the indication and labeling under any such approval;

●	risks related to manufacturing active pharmaceutical ingredients, drug product, and other materials we need;

●	delays, interruptions or failures in the manufacture and supply of our product candidates;

●

the plans of our licensee, Lee’s Pharmaceutical (HK) Ltd., and its affiliate, Zhaoke Pharmaceutical (Hefei) Co. Ltd., and their ability to successfully source materials, execute necessary clinical and regulatory activities in a timely manner, if at all, to support development and commercialization of the licensed product candidates;

●

the performance of third parties, both foreign and domestic, upon which we depend, including contract research organizations, contract manufacturing organizations, contract laboratories, and independent contractors;

●

the size and growth of the potential markets for our product candidates, the regulatory requirements in such markets, the rate and degree of market acceptance of our product candidates, and our ability to serve those markets;

●	the success of competing therapies and products that are or may become available;

●	our ability to limit our exposure under product liability lawsuits;

●	our ability to obtain and maintain intellectual property protection for our product candidates;

●

recently enacted and future legislation, including but not limited to, the Inflation Reduction Act of 2022, regarding the healthcare system in the U.S. or the healthcare systems in foreign jurisdictions;

●	our ability to recruit or retain key scientific, commercial or management personnel or to retain our executive officers;

●

our ability to secure electronically stored work product, including clinical data, analyses, research, communications, and other materials necessary to gain regulatory approval of our product candidates, including those acquired from third parties, and assure the integrity, proper functionality, and security of our internal computer and information systems and prevent or avoid cyber-attacks, malicious intrusion, breakdown, destruction, security incidents, data privacy violations, or other significant disruption;

●	economic uncertainty resulting from inflation and interest rate fluctuations, including concerns involving liquidity, defaults or other non-performance by financial institutions;

●	our expectations regarding the use of proceeds from sales under our equity line of credit, if any;

●

economic uncertainty resulting from geopolitical instability, including the ongoing conflicts between Russia and Ukraine, the People’s Republic of China and the Republic of China (Taiwan), and the Middle East, including any escalation or expansion;

●	our ability to successfully implement our new business strategy to generate revenue through acquisitions of small companies and their FDA-approved products; and

●	other risks and uncertainties, including those described under the caption “Risk Factors” in this prospectus and under similar headings in the documents incorporated by reference in this prospectus.

Pharmaceutical, biotechnology, and medical technology companies have suffered significant setbacks conducting clinical trials, even after obtaining promising earlier preclinical and clinical data. In addition, data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. After gaining approval of a drug product, pharmaceutical and biotechnology companies face considerable challenges in marketing and distributing their products and may never become profitable.

We have based these forward-looking statements largely on our current expectations, estimates, forecasts, and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section entitled “Risk Factors” in this prospectus and the risk factors set forth in the documents incorporated by reference in this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

You should read this prospectus, the documents incorporated by reference in this prospectus, any free writing prospectus, and the exhibits included in the registration statement of which this prospectus is a part completely and with the understanding that our actual future results, performance, or achievements may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Trademark Notice

AEROSURF®, AFECTAIR®, SURFAXIN®, SURFAXIN LS™, WINDTREE THERAPEUTICS® (logo), WINDTREE THERAPEUTICS™, and WINDTREE™ are registered and common law trademarks of Windtree Therapeutics, Inc. (Warrington, PA).

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from any sales of the shares of common stock offered hereby. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

The selling stockholders may sell the shares of common stock directly or to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both.

We are paying the cost of registering the shares of common stock covered by this prospectus as well as various related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares of common stock.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all of our earnings, if any, to finance our growth and operations and to fund the expansion of our business. However, the Series C Convertible Preferred Stock, or the Series C Preferred Stock, and Series D Preferred Stock accrue a 10.0% per annum rate of return on the stated value of $1,000 per share, payable quarterly in arrears in the form of common stock. Dividends are also payable upon any redemption, or upon the occurrence of any Bankruptcy Triggering Event (as defined in the respective certificates of designation) as set forth in the respective certificates of designation for the foregoing preferred stock .

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the Preferred Shares. For additional information regarding the issuance of the Preferred Shares, see “Prospectus Summary⸺Private Placement of Preferred Shares” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

The term “selling stockholders” includes the stockholders listed below and their transferees, pledges, donees or other successors-in-interest who may acquire shares from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required.

Critical Information Concerning the Selling Stockholders

The following table sets forth, based on information provided to us by or on behalf of the selling stockholders or known to us, the name of the selling stockholders and the number of shares of our common stock beneficially owned by the selling stockholders before and after this offering. Unless otherwise described in the “Material Relationship Between Certain Selling Stockholders and Windtree” below, except for the ownership of the Securities, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act, and the rules and regulations thereunder) of the shares of common stock held by each of the selling stockholders.

In accordance with the terms of a registration rights agreement with the holders of the Preferred Shares, this prospectus generally covers (i) the resale of 300% of the sum of the maximum number of shares of common stock issuable pursuant to the Series D Certificate of Designations, including payment of dividends on the Preferred Shares through October 29, 2026, determined as if the outstanding Preferred Shares (including payment of 10% dividends on the Preferred Shares through October 29, 2026) were converted in full (without regard to any limitations on conversion contained therein solely for the purpose of such calculation) at the initial floor price of the Series D Preferred Stock of $0.274; (ii) the resale of 100% of the sum of the maximum number of shares of common stock issuable pursuant to the Subject Notes, including payment of 14% interest on the Subject Notes through the maturity dates from June 5, 2026 through July 2, 2026, determined as if the outstanding Subject Notes were converted in full (without regard to any limitations on conversion contained therein solely for the purpose of such calculation) at the initial conversion price of $0.587; and (iii) the resale of 100% of the sum of the maximum number of shares of common stock issuable pursuant to the Subject Warrants, determined as if the outstanding Subject Warrants were converted in full (without regard to any limitations on conversion contained therein solely for the purpose of such calculation) at the initial conversion price of $0.587 or $1.10. Because the conversion price of the Preferred Shares and the Subject Notes and the exercise price of the Subject Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Preferred Shares, a selling stockholder may not convert the Preferred Shares to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99% of our outstanding shares, or the Maximum Percentage. The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

The common stock held by the selling stockholders represent a substantial number of our outstanding common stock. The sale of such common stock, or the perception that such sales might occur could significantly impact the price of our common stock. See “Risk Factors⸺ A sale of a substantial number of shares of common stock by the selling stockholders could cause the price of our common stock to decline” for more information.

The information set forth below is based upon information obtained from the selling stockholders. To our knowledge, unless otherwise indicated, all persons named in the table below have sole voting and investment power with respect to their shares of common stock.

	Shares of Common Stock		Maximum Number of	Shares of Common Stock of
Name of Selling Stockholder	Owned Prior to Offering		Shares of Common Stock	Owned After Offering (18)
	Number (15)	Percent (16)	to be Sold (17)	Number	Percent (16)
Sabby Volatility Warrant Master Fund, Ltd. (1)	607,879	4.99%	15,910,065	379	*	%
DFU, LLC (2)	607,879	4.99%	11,648,315	-	—%
Keystone Capital Partners, LLC (3)	607,879	4.99%	5,755,666	848,691	*	%
Seven Knots, LLC (4)	607,879	4.99%	5,552,468	333,092	*	%
First Fire Global Opportunity Fund, LLC (5)	607,879	4.99%	3,983,881	12,275	*	%
Jim Fallon (6)	607,879	4.99%	3,983,881	3,088	*	%
Pinz Capital Special Opportunities Fund, LP (7)	607,879	4.99%	3,983,881	-	—%
WVP Emerging Manager Onshore Fund, LLC - C/M Capital Series (8)	607,879	4.99%	3,532,626	-	—%
C/M Capital Master Fund, LP (9)	607,879	4.99%	2,466,252	-	—%
Paul Mann (10)	607,879	4.99%	1,591,007	24,851	*	%
Robert Welner (11)	607,879	4.99%	1,591,007	25,554	*	%
Boothbay Absolute Return Strategies, LP (12)	607,879	4.99%	1,272,806	492	*	%
Kingsbrook Opportunities Master Fund LP (13)	607,879	4.99%	1,120,069	910	*	%
Frank Celli (14)	208,703	1.77%	208,703	-	—%

*	Less than 1%

(1)	Column four of this table consists of 15,910,065 shares of common stock issuable upon the conversion of the Preferred Shares. The selling stockholder also holds 379 shares of common stock issuable upon the exercise of the warrants exercisable April 24, 2023, or the April 2023 Warrants. The securities are directly held by Sabby Volatility Warrant Master Fund, Ltd., a Cayman Islands exempted company. Sabby Management, LLC serves as the investment manager of Sabby Volatility Warrant Master Fund, Ltd. Hal Mintz is the manager of Sabby Management, LLC and has voting and investment control of the securities held by Sabby Volatility Warrant Master Fund, Ltd. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities beneficially owned by Sabby Volatility Warrant Master Fund, Ltd., except to the extent of their respective pecuniary interest therein. The business address of this selling stockholder is c/o Captiva (Cayman) Ltd, Governors Square, Bldg 4, 2nd Floor, 23 Lime Tree Bay Avenue, P.O. Box 32315, Grand Cayman KY1-1209, Cayman Islands.

(2)	Column four of this table consists of (i) 7,048,655 shares of common stock issuable upon the conversion of the Subject Notes and (ii) 4,599,660 shares of common stock issuable upon the exercise of the Subject Warrants. The business address of this selling stockholder is 411 Dorado Beach East, Dorado, Puerto Rico 00646.

(3)	Column four of this table consists of (i) 4,779,384 shares of common stock issuable upon the conversion of the Preferred Shares, (ii) 648,905 shares of common stock issuable upon the conversion of the Subject Notes and (iii) 327,377 shares of common stock issuable upon the exercise of the Subject Warrants. The selling stockholder also holds 848,691 shares of common stock issuable upon the conversion of the Series C Preferred Stock. Keystone Capital Partners, LLC is managed by RANZ Group LLC. Fredric Zaino, the Managing Member of RANZ Group LLC, may be deemed to have investment discretion and voting power over the shares held by Keystone Capital Partners, LLC. RANZ Group LLC and Mr. Zaino each disclaim any beneficial ownership of these shares. The business address of this selling stockholder is 139 Fulton Street, Suite 412, New York, NY 10038.

(4)	Column four of this table consists of (i) 4,753,928 shares of common stock issuable upon the conversion of the Preferred Shares, (ii) 535,048 shares of common stock issuable upon the conversion of the Subject Notes and (iii) 263,492 shares of common stock issuable upon the exercise of the Subject Warrants. The selling stockholder also holds 333,092 shares of common stock issuable upon the conversion of the Series C Preferred Stock. Marissa Welner, the Manager of Seven Knots, LLC, holds voting and dispositive power over the shares of common stock held by this selling stockholder. Ms. Welner disclaims any beneficial ownership of these shares. The business address of this selling stockholder is 415 N Benton Avenue, Helena, MT 59601.

(5)	Column four of this table consists of 3,983,881 shares of common stock issuable upon the conversion of the Preferred Shares. The selling stockholder also holds 12,275 shares of common stock issuable upon the exercise of the warrants exercisable January 23, 2025, or the July 2024 Warrants. Eli Fireman, the Managing Member of this selling stockholder, holds voting and dispositive power over the shares of common stock held by this selling stockholder. Mr. Fireman disclaims any beneficial ownership of these shares. The business address of this selling stockholder is 1040 1st Ave, Suite 190, New York, NY 10022.

(6)	Column four of this table consists of 3,983,881 shares of common stock issuable upon the conversion of the Preferred Shares. The selling stockholder also holds 3,088 shares of common stock issuable upon the exercise of July 2024 Warrants. The business address for this selling stockholder is 137 West 83rd St, Apt 5W, New York, NY 10024.

(7)	Column four of this table consists of 3,983,881 shares of common stock issuable upon the conversion of the Preferred Shares. The business address for this selling stockholder is 150 E 52nd Street, 29th FL, New York, NY 10022.

(8)	Column four of this table consists of (i) 1,985,577 shares of common stock issuable upon the conversion of the Preferred Shares, (ii) 1,024,611 shares of common stock issuable upon the conversion of the Subject Notes and (iii) 522,438 shares of common stock issuable upon the exercise of the Subject Warrants. WVP Management, LLC, the Managing Member of WVP Emerging Manager Onshore Fund LLC - Structured Small Cap Lending Series, has discretionary authority to vote and dispose of the shares held by this Selling Stockholder and may be deemed to be the beneficial owner of these shares. C/M Capital Partners, LP and Worth Venture Partners, LLC, in their capacity as advisors to this Selling Stockholder, may also be deemed to have investment discretion and voting power of the shares held by this Selling Stockholder. Thomas Walsh and Jonathan Juchno in their capacity as partners of C/M Capital Partners, LP, may also be deemed to have investment discretion and voting power over the shares held by this Selling Stockholder. Abby Flamholz, in her capacity as Managing Member of WVP Management, LLC and in her capacity as Managing Member of Worth Venture Partners, LLC, may also be deemed to have investment discretion and voting power of the shares held by this Selling Stockholder. WVP Management, LLC, C/M Capital Partners, LP, Worth Venture Partners, LLC, Mr. Walsh, Mr. Juchno and Ms. Flamholz each disclaim any beneficial ownership of these shares. The business address of WVP Emerging Manager Onshore Fund, LLC - Structured Small Cap Lending Series is 1111 Brickell Avenue, Suite 2920, Miami, FL 33131.

(9)	Column four of this table consists of (i) 1,985,577 shares of common stock issuable upon the conversion of the Preferred Shares, (ii) 341,542 shares of common stock issuable upon the conversion of the Subject Notes and (iii) 139,133 shares of common stock issuable upon the exercise of the Subject Warrants. C/M Capital Partners, LP manages the investments of C/M Capital Master Fund, LP and has discretionary authority to vote and dispose of the shares held by C/M Capital Master Fund, LP, and may be deemed to be the beneficial owner of these shares. Thomas Walsh and Jonathan Juchno in their capacity as partners of C/M Capital Partners LP, may also be deemed to have investment discretion and voting power over the shares held by C/M Capital Master Fund LP. C/M Capital Partners LP, Mr. Walsh and Mr. Juchno each disclaim any beneficial ownership of the common shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the ELOC Purchase Agreement. The business address of this selling stockholder is 1111 Brickell Avenue, Suite 2920, Miami, FL 33131.

(10)	Column four of this table consists of 1,591,007 shares of common stock issuable upon the conversion of the Preferred Shares. The selling stockholder also holds 24,851 shares of common stock issuable upon the exercise of July 2024 Warrants. The address of this selling stockholder is 153 Strada Cervaro, Port Saint Lucie, Florida 34952.

(11)	Column four of this table consists of 1,591,007 shares of common stock issuable upon the conversion of the Preferred Shares. The selling stockholder also holds (i) 13,031 shares of common stock issuable upon the conversion of the Series C Preferred Stock, and (ii) 12,523 shares of common stock issuable upon the exercise of July 2024 Warrants. The address of this selling stockholder is 7 Rose Avenue, Great Neck, NY 11021.

(12)	Column four of this table consists of 1,272,806 shares of common stock issuable upon the conversion of the Preferred Shares. The selling stockholder also holds (i) 415 shares of common stock issuable upon the conversion of the Series C Preferred Stock, (ii) 2 shares of common stock issuable upon the exercise of the warrants exercisable as of July 24, 2023, or the January 2023 Warrants, and (iii) 75 shares of common stock issuable upon exercise of the April 2023 Warrants. Boothbay Absolute Return Strategies, LP, a Delaware limited partnership, or BBARS, is managed by Boothbay Fund Management, LLC, a Delaware limited liability company, or Boothbay. Boothbay, in its capacity as the investment manager of BBARS. Ari Glass is the Managing Member of Boothbay. Each of BBARS, Boothbay and Mr. Glass disclaim beneficial ownership of the securities, except to the extent of any pecuniary interest therein. The address of this selling stockholder is 689 Fifth Avenue, 12th Floor, New York, NY, 10022.

(13)	Column four of this table consists of 1,120,069 shares of common stock issuable upon the conversion of the Preferred Shares. The selling stockholder also holds (i) 890 shares of common stock issuable upon the conversion of the Series C Preferred Stock, and (ii) 20 shares of common stock issuable upon exercise of the April 2023 Warrants. Kingsbrook Partners LP, or Kingsbrook Partners, is the investment manager of Kingsbrook Opportunities Master Fund LP, or Kingsbrook Opportunities, and consequently has voting control and investment discretion over securities held by Kingsbrook Opportunities. Kingsbrook Opportunities GP LLC, or Opportunities GP, is the general partner of Kingsbrook Opportunities and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Opportunities. KB GP LLC, or GP LLC, is the general partner of Kingsbrook Partners and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Partners. Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Opportunities GP and GP LLC and as a result may be considered beneficial owners of any securities deemed beneficially owned by Opportunities GP and GP LLC. Each of Kingsbrook Partners, Opportunities GP, GP LLC and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of these securities. The address of this selling stockholder is 689 Fifth Avenue, 12th Floor, New York, NY 10022.

(14)	Column four of this table consists of (i) 189,763 shares of common stock issuable upon the conversion of the Subject Notes and (ii) 18,940 shares of common stock issuable upon the exercise of the Subject Warrants. The business address of this selling stockholder is 95 East River Road Rumson, NJ 07760.

(15)	Lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of Preferred Shares, Subject Notes, and Subject Warrants, as applicable, as of July 9, 2025, assuming conversion of the Preferred Shares, Subject Notes, and Subject Warrants, as applicable, held by each such selling stockholder on that date but taking account of any limitations on conversion and exercise set forth therein.

(16)	Applicable percentage ownership is based on 11,574,063 shares of our common stock outstanding as of July 9, 2025, and based on 74,174,681 shares of our common stock outstanding after the offering.

(17)	For the purposes of the calculations of our common stock to be sold pursuant to the prospectus we are assuming (i) the issuance of 300% of the shares of our common stock underlying the Preferred Shares, including payment of 10% dividends on the Preferred Shares through the applicable maturity date, converted in full at the initial Floor Conversion Price of $0.274 per share without regard to any limitations set forth therein; (ii) the resale of 100% of the sum of the maximum number of shares of common stock issuable pursuant to the Subject Notes, including payment of 14% interest on the Subject Notes through the applicable maturity dates, determined as if the outstanding Subject Notes were converted in full at the initial conversion price of $0.587 without regard to any limitations set forth therein; and the resale of 100% of the sum of the maximum number of shares of common stock issuable pursuant to the Subject Warrants, determined as if the outstanding Subject Warrants were converted in full at the initial conversion price of $0.587 or $1.10, without regard to any limitations set forth therein.

(18)	Represents the amount of shares that will be held by the applicable selling stockholder after completion of this offering based on the assumptions that (a) all common stock underlying the Preferred Shares, the Subject Notes, and the Subject Warrants registered for sale by the registration statement of which this prospectus is part of will be sold, and (b) no other shares of common stock are acquired or sold by such selling stockholder prior to completion of this offering. However, such selling stockholder is not obligated to sell all or any portion of the shares of our common stock offered pursuant to this prospectus.

Material Relationship Between the Selling Stockholders and Windtree

Seven Knots

On June 26, 2024, we entered into the ELOC Purchase Agreement with Seven Knots, as an equity line investor, whereby we have the right, but not the obligation, to sell to Seven Knots, and Seven Knots is obligated to purchase from us up to $23.8 million of newly issued shares of common stock. We will control the timing and amount of any sales of common stock to Seven Knots. Actual sales of shares of our common stock to Seven Knots under the ELOC Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of our common stock and determinations by us as to the appropriate sources of funding and our operations. On March 18, 2025, Seven Knots purchased a senior secured note, or a March Note, in an initial principal amount of $156,250 at a 20% original issue discount. On April 4, 2025, Seven Knots also purchased a convertible senior secured note, or an April Note, in an initial principal amount of $156,250 at a 20% original issue discount. We made a one-time payment to Seven Knots on May 2, 2025, in full satisfaction of our obligations under the March Note and the April Note, each of which automatically terminated upon such payment and is of no further effect.

On each of June 9, 2025 (the “June Seven Knots Note”) and July 2, 2025 (the “July Seven Knots Note”), Seven Knots purchased convertible promissory notes in an aggregate principal amount of $232,550 and $40,698, respectively, for aggregate gross proceeds of $200,000 and $35,000, respectively. The June and July Seven Knots Notes may be converted into shares of the Company’s Common Stock at a conversion price of $0.587 per share. In connection with the purchases, Seven Knots received warrants to purchase an aggregate of $150,000 worth of shares of the Company’s common stock an exercise price of $0.587 per share and $8,750 worth of shares of the Company’s common stock an exercise price of $1.10 per share, respectively. Pursuant to the terms of the June and July warrants, the exercise prices are subject to adjustment and the warrants are immediately exercisable and expire upon the earlier of (1) five years from the date of issuance or (2) when the warrant is exercised in full. Interest will accrue at a rate of 14% per annum provided, however, that for the first 6 months following the issue date, interest on the principal will accrue immediately and be guaranteed. The June and July Seven Knots Notes have maturity dates of June 9, 2026 and July 2, 2026, respectively. The June and July Seven Knots Notes and associated warrants were issued in a private offering in reliance on exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended.

Keystone

Keystone Capital Partners, LLC, or Keystone, purchased a March Note and an April Note on March 18, 2025, and April 4, 2025, respectively. We made a one-time payment to Keystone on May 2, 2025, in full satisfaction of our obligations under the March Note and the April Note, each of which automatically terminated upon such payment and is of no further effect.

On each of June 9, 2025 (the “June 9 Keystone Note”), June 24, 2025 (the “June 24 Keystone Note”), and July 2, 2025 (the “July Keystone Note”), Keystone purchased convertible promissory notes in an aggregate principal amount of $232,550, $58,140, and $40,698, respectively, for aggregate gross proceeds of $200,000, $50,000, and $35,000, respectively. The June 9, June 24, and July Keystone Notes may be converted into shares of the Company’s Common Stock at a conversion price of $0.587 per share. In connection with the purchases, Keystone received warrants to purchase an aggregate of $150,000 worth of shares of the Company’s common stock an exercise price of $0.587 per share under the June 9 purchase, $37,500 worth of shares of the Company’s common stock an exercise price of $0.587 per share under the June 24 purchase, and $8,750 worth of shares of the Company’s common stock an exercise price of $1.10 per share under the July 2 purchase, respectively. Pursuant to the terms of the June 9, June 24 and July 2 warrants, the exercise prices are subject to adjustment and the warrants are immediately exercisable and expire upon the earlier of (1) five years from the date of issuance or (2) when the warrant is exercised in full. Interest under each of the aforementioned notes will accrue at a rate of 14% per annum provided, however, that for the first 6 months following the issue date, interest on the principal will accrue immediately and be guaranteed. The June 9, June 24 and July 2 Keystone Notes have maturity dates of June 9, 2026, June 24, 2026, and July 2, 2026, respectively. The June 9, June 24 and July 2 Keystone Notes and associated warrants were issued in a private offering in reliance on exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended.

DESCRIPTION OF SECURITIES

The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended and in effect on the date of this prospectus, which has been publicly filed with the SEC. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Capital Stock

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. The affirmative vote of the voting power of the outstanding shares of capital stock entitled to vote, voting as a single class, will be required to amend certain provisions of our Amended and Restated Certificate of Incorporation (as amended, the “Charter”), including the provisions relating to amending our By-Laws, procedures for our stockholder meetings, director liability, and exclusive forum for proceedings.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. In the event of a liquidation, dissolution or winding up of us, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Number of Holders

There are approximately 26 holders of our common stock as of July 2, 2025.

Reverse Stock Splits

On April 28, 2020, we filed an amendment to our Charter in order to effect a 1-for-3 reverse stock split of our common stock effective for trading purposes on May 29, 2020. The number of authorized stock remained unchanged at 120,000,000 shares.

On February 22, 2023, we filed an amendment to our Charter in order to effect a 1-for-50 reverse stock split of our common stock effective for trading purposes on February 24, 2023. The number of authorized stock remained unchanged at 120,000,000 shares.

On April 19, 2024, we filed an amendment to our Charter in order to effect a 1-for-18 reverse stock split of our common stock effective for trading purposes on April 22, 2024. The number of authorized stock remained unchanged at 120,000,000 shares.

On February 14, 2025, we filed an amendment to our Charter in order to effect a 1-for-50 reverse stock split of our common stock effective for trading purposes on February 21, 2025. The number of authorized stock remained unchanged at 120,000,000 shares.

Preferred Stock

Our board of directors currently has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation of us. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of us or other corporate action.

Of the 5,000,000 authorized shares of preferred stock, 40,000 shares are designated as Series A Preferred Stock, 5,500 shares are designated as Series B Convertible Preferred Stock, 18,820 shares are designated as Series C Preferred Stock, and 5,000 shares are designated as Series D Preferred Stock. As of July 2, 2025, there are no shares of Series A Preferred Stock outstanding, no shares of Series B Convertible Preferred Stock outstanding, 573 shares of Series C Preferred Stock outstanding, and 3,688 Shares of Series D Preferred Stock outstanding.

Anti-Takeover Provisions

Certificate of Incorporation and By-Laws

Among other things, our Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and Amended and Restated By-Laws (as amended, the “By-Laws”):

●	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

●	provide that the authorized number of directors may be changed only by resolution of our board of directors;

●

provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed for cause or without cause, which removal may be effected, by the affirmative vote of a majority of the votes of the issued and outstanding shares of stock entitled to vote for the election of the stockholders called and held for that purpose, or by a majority vote of the board of directors at a meeting called for such purpose, and the vacancy in the board of directors caused by any such removal may be filled by such stockholders or directors, as the case may be, at such meeting, and if the stockholders shall fail to fill such vacancy, such vacancy shall be filled in the manner as provided by the By-Laws;

●

provide that all vacancies, including newly created directorships, may be filled by the decision of majority of the directors then in office, including those who have so resigned, and shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this Section for the filling of other vacancies;

●

provides that stockholders may act via a consent of stockholders in lieu of a meeting without prior notice and without a vote, if a consent or consents in writing, set forth the action so taken, and is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded;

●

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

●	provide that special meetings of our stockholders may be called only by the board of directors, the Chairman of the board of directors, or the Chief Executive Officer; and

●

do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require the affirmative vote of the majority of voting power of the outstanding shares of capital stock entitled to vote.

The combination of these provisions makes it more difficult for our stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of us.

Choice of Forum

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the following claims or causes of action brought under Delaware statutory or common law: (1) any derivative claim or action brought on our behalf; (2) any claim or cause of action asserting a breach of fiduciary duty by any of our directors or officers; (3) any claim or cause of action asserting a claim against us arising out of, or pursuant to, the DGCL, our Certificate of Incorporation or our By-Laws; or (4) any action asserting a claim against the Company governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

Our Certificate of Incorporation and our By-Laws limit our directors’ liability and may indemnify our directors and officers to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	any unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which the director derived an improper benefit.

The DGCL and our By-Laws provide that we will, in certain situations, indemnify our directors and officers, to the fullest extent permitted by law.

We have entered into indemnification agreements with our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our Certificate of Incorporation, our By-Laws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and By-Laws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no material pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened material litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act, and is therefore unenforceable.

Listing

Our common stock is listed on The Nasdaq Capital Market under the trading symbol “WINT”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the Series D Preferred Stock, conversion of the Subject Notes and exercise of the Subject Warrants to permit the resale of such shares of common stock by selling stockholders. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell the shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling the shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell the shares of common stock short and deliver the shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge the shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Preferred Shares or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $41,403.61 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus will be passed upon for us by Thompson Hine LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Windtree Therapeutics, Inc. and Subsidiaries as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in mezzanine equity and stockholders’ equity, and cash flows for each of the years then ended have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, which report includes an explanatory paragraph about the existence of substantial doubt concerning our ability to continue as a going concern. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus forms part of a registration statement on Form S-1 that we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement, or the documents incorporated by reference herein and therein. For further information with respect to us and the securities that we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement and the documents incorporated by reference herein and therein. You should rely only on the information contained in this prospectus, the documents incorporated by reference herein, and the exhibits to the registration statement. We have not authorized anyone else to provide you with different information. Where we make statements in this prospectus as to the contents of any contract or any other document, for the complete text of that document, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities offered hereby. We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Windtree. The address of the SEC website is www.sec.gov.

We also maintain a website at https://ir.windtreetx.com/filings/sec-filings, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we filed with the SEC:

●	our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 15, 2025;

●	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 15, 2025;

●

our Current Reports on Form 8-K (and amendments thereto), filed with the SEC on January 8, 2025, January 13, 2025, January 27, 2025, February 3, 2025, February 14, 2025, February 18, 2025, March 24, 2025, April 10, 2025, April 18, 2025, April 30, 2025, May 1, 2025, June 11, 2025, June 20,2025, June 27, 2025, and July 3, 2025.

●

the description of our common stock contained in Exhibit 4.30 our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 15, 2025, including any amendments or reports filed for the purposes of updating this description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this prospectus until the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements on Schedule 14A.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to Windtree Therapeutics, Inc., 2600 Kelly Road, Suite 100, Warrington, Pennsylvania 18976, Attn: Corporate Secretary.

You also may access these filings on our website at https://ir.windtreetx.com/filings/sec-filings. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus). You may also access these filings at the SEC’s website at http://www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Up to 62,600,618 Shares of Common Stock

PRELIMINARY PROSPECTUS

Neither we nor the selling stockholders authorized any dealer, salesperson, or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date of this prospectus.

__________, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered (excluding the underwriting discount and management fee). Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$6,766.41
Legal fees and expenses	$50,000.00
Accounting fees and expenses	$39,800.00
Miscellaneous fees and expenses	$1,000.00
Total	$97,566.41

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the DGCL, we have adopted provisions in our Amended and Restated Certificate of Incorporation and By-Laws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

●	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our By-Laws also authorizes us to indemnify any and all persons whom it shall have power to indemnify to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the DGCL, our By-Laws provide that:

●	we may indemnify any and all persons whom it shall have power to indemnify to the fullest extent permitted by the DGCL, subject to limited exceptions; and

●	the rights provided in our By-Laws are not exclusive.

Our Amended and Restated Certificate of Incorporation and our By-Laws provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

We have purchased and currently intend to maintain insurance on behalf of each and every person who is or was a director or officer of the Company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15. Recent Sales of Unregistered Securities.

On April 2, 2024, we issued 5,500 shares, or the Series B Preferred Shares, of our Series B Convertible Preferred Stock, par value $0.001 per share, or the Series B Preferred Stock, to certain creditors of Varian Biopharmaceuticals, Inc. pursuant to an Asset Purchase Agreement that we entered into with Varian Biopharmaceuticals, Inc. on April 2, 2024. We filed a Series B Certificate of Designation with the Secretary of State of the State of Delaware on April 2, 2024, which became effective on April 3, 2024, authorizing the Series B Preferred Shares with an initial conversion price of $324.27, which was subject to adjustment as provided in the Series B Certificate of Designation to no lower than $64.89. The Series B Preferred Shares had a stated value of $1,000 per share, or the Stated Value, which equaled to an aggregate Stated Value of $5,500,000 as of April 2, 2024. Each share of Series B Preferred Stock was initially convertible into 3 shares of our common stock, subject to adjustment as provided in the Series B Certificate of Designation. No fractional shares were to be issued upon conversion; rather any fractional share would be rounded up to the nearest whole share.

On April 2, 2024, we agreed to sell 10% senior convertible notes due January 2025 in an aggregate principal amount of $1.45 million, or the 10% Senior Convertible Notes due 2025, for $1.45 million of gross proceeds, or the Notes Offering, pursuant to a securities purchase agreement that we entered into with the buyers named therein on April 2, 2024. The Notes had an initial conversion price of $324.27, which was subject to adjustment upon the occurrence of specified events to no lower than $64.89, subject to any stock split, stock dividend, stock combination, recapitalization or other similar transaction involving our common stock. We used the net proceeds from the Notes Offering for general corporate purposes. We agreed to seek stockholder approval for the issuance of all of the shares of common stock issuable upon conversion of the Notes and the Series B Preferred Shares in accordance with the rules and regulations of the Nasdaq Stock Market.

We agreed to issue and sell to an institutional investor (i) on June 25, 2024 an aggregate principal amount of $287,500 in senior secured notes due 2025, and (ii) on June 28, 2024 an aggregate principal amount of $117,647 in senior secured notes due 2025, for aggregate gross proceeds of $350,000. The senior secured notes due 2025 included a 15% original issue discount.

On July 3, 2024, we agreed to issue and sell to (i) an institutional investor an aggregate principal amount of $117,647.05 in senior secured notes due 2025, and (ii) an additional institutional investor an aggregate principal amount of $117,647.06 in senior unsecured promissory notes due 2025, for aggregate gross proceeds of $200,000. Both the Secured Note and Promissory Note included a 15% original issue discount.

On July 18, 2024, we agreed to the private placement of (i) 16,099 shares, or the Series C Preferred Shares, of our Series C Convertible Preferred Stock, $0.001 par value, or the Series C Preferred Stock, and (ii) warrants to acquire up to the aggregate number of 68,813 additional shares of common stock for aggregate gross proceeds of approximately $12.9 million, of which $9.5 million was paid through the cancellation and extinguishment of certain holders’ (x) outstanding principal amount, conversion/exchange premiums and all accrued interest and dividends thereon under our (i) 10% Senior Convertible Notes due 2025, (ii) senior secured notes due June 2025, (iii) senior unsecured promissory notes due July 2025, and/or (iv) senior secured notes due July 2025, and (y) 5,500 shares of our Series B Preferred Stock. Additionally, we issued 161 shares of Series C Preferred Stock and 1,258 warrants as compensation for certain placement agent fees and expenses. We used the gross proceeds from the private placement described above for working capital and general corporate purposes.

On July 26, 2024, we agreed to the private placement of (i) 1,250 shares of Series C Preferred Stock and (ii) warrants to acquire up to the aggregate number of 5,348 additional shares of common stock for aggregate gross proceeds of approximately $1.0 million pursuant that certain securities purchase agreement that we entered into with each of the investors listed on the Schedule of Buyers attached thereto. Additionally, we issued 30 shares of Series C Preferred Stock and 160 warrants as compensation for certain placement agent fees and expenses. We used the gross proceeds from the private placement described above for working capital and general corporate purposes.

On March 18, 2025, we agreed to issue and sell to two institutional investors the March Notes in an aggregate principal amount of $312,500 for aggregate gross proceeds of $250,000, representing a 20% original issue discount. The March Notes had a maturity date of March 18, 2026. Each of the March Notes was issued in a private offering in reliance on exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended. We used the gross proceeds from the private placement described above for working capital and general corporate purposes.

On April 4, 2025, we agreed to issue and sell to two institutional investors the April Notes in an aggregate principal amount of $312,500 for aggregate gross proceeds of $250,000, representing a 20% original issue discount. The April Notes had a maturity date of January 4, 2026. Each of the April Notes was issued in a private offering in reliance on exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended. We intend to use the gross proceeds from the private placement described above for working capital and general corporate purposes.

On April 30, 2025, we entered into Securities Purchase Agreement with the buyers signatory thereto, pursuant to which we agreed to the private placement of 3,125 Preferred Shares of our Series D Preferred Stock for aggregate gross proceeds of approximately $2.5 million. On May 12, 2025, certain additional buyers each executed a joinder to the Securities Purchase Agreement, pursuant to which we agreed to the private placement of 188 additional Preferred Shares for aggregate gross proceeds of approximately $150,000. We intend to use the gross proceeds from the private placement described above for working capital and general corporate purposes.

On May 2, 2025, the holders of the March Notes and the April Notes accepted in writing the Company’s payoff letter, pursuant to which the Company made a one-time payment to the respective holders in the aggregate amount of $600,000 to retire and fully satisfy the balance of the Notes of $625,000 plus any accrued interest as of such payoff date at a discount. The March Notes and the April Notes automatically terminated upon the Company’s payment of such payoff amount and will be of no further effect.

On June 5, 2025, we agreed to issue and sell to an institutional investor a convertible promissory note in an aggregate principal amount of $3,600,000 for aggregate gross proceeds of $3,100,000 (the “June 5 Note”). In connection with the purchase of the June 5 Note, the investor received a warrant to purchase an aggregate of $2,700,000 worth of shares of the Company’s common stock. The warrant has an exercise price of $0.587 per share, subject to adjustment, is immediately exercisable and expires upon the earlier of (1) five years from the date of issuance or (2) when the warrant is exercised in full. Interest will accrue at a rate of 14% per annum on the June 5 Note, provided, however, that for the first 6 months following the issue date, interest on the principal will accrue immediately and be guaranteed. The June 5 Note has a maturity date of June 5, 2026. The June 5 Note and associated warrants were issued in a private offering in reliance on exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended.

On June 9, 2025, we agreed to issue and sell to certain institutional investors convertible promissory notes in an aggregate principal amount of $930,217 for aggregate gross proceeds of $800,000 (the “June 9 Notes”). In connection with the purchase of the June 9 Notes, the investors received warrants to purchase an aggregate of $600,000 worth of shares of the Company’s common stock. The warrants have an exercise price of $0.587 per share, subject to adjustment, are immediately exercisable and expire upon the earlier of (1) five years from the date of issuance or (2) when the warrant is exercised in full. Interest will accrue at a rate of 14% per annum on the June 9 Notes, provided, however, that for the first 6 months following the issue date, interest on the principal will accrue immediately and be guaranteed. The June 9 Notes have a maturity date of June 9, 2026. Each of the June 9 Notes and associated warrants were issued in a private offering in reliance on exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended.

On June 24, 2025, we agreed to issue and sell to certain institutional investors convertible promissory notes in an aggregate principal amount of $174,419 for aggregate gross proceeds of $150,000 (the “June 24 Notes”). In connection with the purchase of the June 24 Notes, the investors received warrants to purchase an aggregate of $112,500 worth of shares of the Company’s common stock. The warrants have an exercise price of $0.587 per share, subject to adjustment, are immediately exercisable and expire upon the earlier of (1) five years from the date of issuance or (2) when the warrant is exercised in full. Interest will accrue at a rate of 14% per annum on the June 24 Notes, provided, however, that for the first 6 months following the issue date, interest on the principal will accrue immediately and be guaranteed. The June 24 Notes have a maturity date of June 24, 2026. Each of the June 24 Notes and associated warrants were issued in a private offering in reliance on exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended.

On June 27, 2025, we agreed to issue and sell to certain institutional investors convertible promissory notes in an aggregate principal amount of $213,179 for aggregate gross proceeds of $183,333 (the “June 27 Notes”). In connection with the purchase of the June 27 Notes, the investors received warrants to purchase an aggregate of $45,833 worth of shares of the Company’s common stock. The warrants have an exercise price of $1.10 per share, subject to adjustment, are immediately exercisable and expire upon the earlier of (1) five years from the date of issuance or (2) when the warrant is exercised in full. Interest will accrue at a rate of 14% per annum on the June 27 Notes, provided, however, that for the first 6 months following the issue date, interest on the principal will accrue immediately and be guaranteed. The June 27 Notes have a maturity date of June 27, 2026. Each of the June 27 Notes and associated warrants were issued in a private offering in reliance on exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended.

On July 2, 2025, we agreed to issue and sell to certain institutional investors convertible promissory notes in an aggregate principal amount of $81,396 for aggregate gross proceeds of $70,000 (the “July 2 Notes”). In connection with the purchase of the July 2 Notes, the investors received warrants to purchase an aggregate of $17,500 worth of shares of the Company’s common stock. The warrants have an exercise price of $1.10 per share, subject to adjustment, are immediately exercisable and expire upon the earlier of (1) five years from the date of issuance or (2) when the warrant is exercised in full. Interest will accrue at a rate of 14% per annum on the July 2 Notes, provided, however, that for the first 6 months following the issue date, interest on the principal will accrue immediately and be guaranteed. The July 2 Notes have a maturity date of July 2, 2026. Each of the July 2 Notes and associated warrants were issued in a private offering in reliance on exemption from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

Exhibit No.	Description

2.1+

Form of Asset Purchase Agreement by and between Windtree Therapeutics, Inc. and Varian Biopharmaceuticals, Inc., dated April 2, 2024 (incorporated by reference to Exhibit 2.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 8, 2024).

3.1

Amended and Restated Certificate of Incorporation, including Certificate of Designations of Series B Convertible Preferred Stock of Windtree (incorporated by reference to Exhibit 3.1 to Windtree’s Registration Statement on Form S-1, as filed with the SEC on May 9, 2024).

3.2

Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Windtree’s Registration Statement on Form 8-K, as filed with the SEC on February 18, 2025).

3.3	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 to Windtree’s Quarterly Report on Form 10-Q, as filed with the SEC on August 11, 2022).

3.4	Certificate of Designations of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on July 22, 2024).

3.4	Certificate of Designations of the Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on May 1, 2025).

4.1	Form of Warrant dated October 10, 2014 (incorporated by reference to Exhibit 4.11 to Windtree’s Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2014).

4.2	Form of Series A Warrant dated July 22, 2015 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on July 17, 2015).

4.3	Form of Series B Warrant dated July 22, 2015 (incorporated by reference to Exhibit 4.3 to Windtree’s Current Report on Form 8-K, as filed with the SEC on July 17, 2015).

4.4	Form of Series A-1 Warrant dated February 13, 2017 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on February 15, 2017).

4.5	Form of Series C Warrant dated April 4, 2018 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 4, 2018).

4.6	Form of Series D Warrant dated July 2, 2018 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on July 6, 2018).

4.7	Form of Series E Warrant dated December 11, 2018 (incorporated by reference to Exhibit 4.7 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on April 16, 2019).

4.8	Form of Series F Warrant dated December 24, 2018 (incorporated by reference to Exhibit 4.2 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

4.9	Form of Series G Warrant dated December 24, 2018 (incorporated by reference to Exhibit 4.3 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

4.10	Form of Series H Warrant dated February 14, 2019 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

4.11	Form of Series I Warrant dated December 6, 2019 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 9, 2019).

4.12	Form of Series F Warrant Amendment No. 1 dated April 24, 2020 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 29, 2020).

4.13

Form of Series I Warrant Amendment dated May 6, 2020, to the Series I Warrant dated December 6, 2019 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on May 7, 2020).

4.14

Form of Warrant issued in the Company’s May 2020 underwritten public offering of securities (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on May 22, 2020).

4.15

Form of Warrant issued in the Company’s March 2021 underwritten public offering of securities (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on March 24, 2021).

4.16	Form of Common Stock Purchase Warrant dated January 24, 2023 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on January 26, 2023).

4.17	Form of Common Stock Purchase Warrant dated February 21, 2023 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on February 22, 2023).

4.18	Form of Common Warrant (incorporated by reference to Exhibit 4.19 to Windtree’s Registration Statement on Form S-1/A (File No. 333-269775), as filed with the SEC on April 7, 2023).

4.19	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.20 to Windtree’s Registration Statement on Form S-1/A (File No. 333-269775), as filed with the SEC on April 7, 2023).

4.20	Form of Warrant Agency Agreement (incorporated by reference to Exhibit 4.21 to Windtree’s Registration Statement on Form S-1/A (File No. 333-269775), as filed with the SEC on April 7, 2023).

4.21

Warrant Agency Agreement (including form of global Common Warrant), dated April 24, 2023, by and between Windtree and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 24, 2023).

4.22

Form of Common Stock Warrant issued in the Company’s private placement on July 18, 2024 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on July 22, 2024).

4.23

Form of Common Stock Warrant issued in the Company’s July 2024 private placement on July 26, 2024 (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on July 29, 2024).

4.24	Form of 10% Convertible Note (incorporated by reference to Exhibit 4.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 8, 2024).

4.25	Convertible Promissory Note, dated June 26, 2024, between Windtree and Seven Knots, LLC (incorporated by reference to Exhibit 4.1 to Windtree’s Form 8-K, as filed with the SEC on July 1, 2024).

4.26	Form of Senior Unsecured Promissory Note due 2025 (incorporated by reference to Exhibit 4.1 to Windtree’s Form 8-K, as filed with the SEC on July 10, 2024).

4.27	Form of Senior Secured Note due 2025 (incorporated by reference to Exhibit 4.2 to Windtree’s Form 8-K, as filed with the SEC on July 10, 2024).

4.28	Form of Conversion Notice for Series C Convertible Preferred Stock from January 2025 (incorporated by reference to Exhibit 4.1 to Windtree’s Form 8-K, as filed with the SEC on January 27, 2025).

4.29	Form of Senior Secured Note due in 2026 (incorporated by reference to Exhibit 4.1 to Windtree’s Form 8-K, as filed with the SEC on March 24, 2025).

4.30	Form of 20% OID Senior Secured Promissory Note (incorporated by reference to Exhibit 4.1 to Windtree’s Form 8-K, as filed with the SEC on April 10, 2025).

4.31	Convertible Promissory Note, dated June 5, 2025, (incorporated by reference to Exhibit 4.1 to Windtree’s Form 8-K, as filed with the SEC on June 11, 2025).

4.32	Form of Common Stock Purchase Warrant, dated June 5, 2025 (incorporated by reference to Exhibit 4.3 to Windtree’s Form 8-K, as filed with the SEC on June 5, 2025)

4.33	Form of Convertible Promissory Note, dated June 9, 2025, (incorporated by reference to Exhibit 4.2 to Windtree’s Form 8-K, as filed with the SEC on June 11, 2025).

4.34	Form of Common Stock Purchase Warrant, dated June 9, 2025 (incorporated by reference to Exhibit 4.4 to Windtree’s Form 8-K, as filed with the SEC on June 5, 2025)

4.35	Convertible Promissory Note, dated June 24, 2025, (incorporated by reference to Exhibit 4.1 to Windtree’s Form 8-K, as filed with the SEC on June 27, 2025).

4.36	Form of Common Stock Purchase Warrant, dated June 24, 2025 (incorporated by reference to Exhibit 4.2 to Windtree’s Form 8-K, as filed with the SEC on June 27, 2025)

4.37	Convertible Promissory Note, dated June 27, 2025, (incorporated by reference to Exhibit 4.1 to Windtree’s Form 8-K, as filed with the SEC on July 3, 2025).

4.38	Form of Common Stock Purchase Warrant, dated June 27, 2025 (incorporated by reference to Exhibit 4.3 to Windtree’s Form 8-K, as filed with the SEC on July 3, 2025)

4.39	Convertible Promissory Note, dated July 2, 2025, (incorporated by reference to Exhibit 4.2 to Windtree’s Form 8-K, as filed with the SEC on July 3, 2025).

4.40	Form of Common Stock Purchase Warrant, dated July 2, 2025 (incorporated by reference to Exhibit 4.4 to Windtree’s Form 8-K, as filed with the SEC on July 3, 2025)

5.1*	Opinion of Thompson Hine LLP.

10.1†

Sublicense Agreement dated October 28, 1996 between Johnson & Johnson, Ortho Pharmaceutical Corporation and Acute Therapeutics, Inc. (incorporated by reference to Exhibit 10.6 to Windtree’s Registration Statement on Form SB-2/A, as filed with the SEC on April 18, 1997 (Commission File Number 333-19375)).

10.2†

Amended and Restated License Agreement dated March 28, 2008, between Windtree and Philip Morris USA Inc. (incorporated by reference to Exhibit 10.4 to Windtree’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, as filed with the SEC on May 9, 2008).

10.3††

Amendment No. 1, effective as of January 17, 2024, to the Amended and Restated License Agreement, between Windtree and Philip Morris USA Inc. dated March 28, 2008 (incorporated by reference to Exhibit 10.3 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on April 16, 2024).

10.4†

License Agreement dated March 28, 2008, between Windtree and Philip Morris Products S.A. (incorporated by reference to Exhibit 10.5 to Windtree’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, as filed with the SEC on May 9, 2008).

10.5††

Amendment No. 1, effective as of January 17, 2024, to the License Agreement, between Windtree and Philip Morris Products S.A. dated March 28, 2008 (incorporated by reference to Exhibit 10.5 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on April 16, 2024).

10.6††

Amended and Restated Sublicense and Collaboration Agreement dated December 3, 2004, by and between Discovery Laboratories, Inc. (predecessor-in-interest to Windtree) and Laboratorios del Dr. Esteve, S.A. (incorporated by reference to Exhibit 10.3 to Windtree’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the SEC on November 16, 2020).

10.7††

Amended and Restated Supply Agreement dated December 3, 2004, by and between Discovery Laboratories, Inc. (predecessor-in-interest to Windtree) and Laboratorios del Dr. Esteve, S.A. (incorporated by reference to Exhibit 10.2 to Windtree’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the SEC on November 16, 2020).

10.8†

License, Development and Commercialization Agreement dated June 12, 2017, between Windtree and Lee’s Pharmaceutical (HK) Ltd. (incorporated by reference to Exhibit 10.1 to Windtree’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, as filed with the SEC on August 21, 2017).

10.9†

Amendment No. 1 dated August 14, 2017 to the License Development and Commercialization Agreement between Windtree and Lee’s Pharmaceutical (HK) Ltd. dated June 12, 2017 (incorporated by reference to Exhibit 10.1 to Windtree’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, as filed with the SEC on November 14, 2017).

10.10

Amended and Restated License, Development and Commercialization Agreement, by and among Lee’s Pharmaceutical (HK) Ltd., Zhaoke Pharmaceutical (Hefei) Co. Ltd., and Windtree Therapeutics, Inc., effective as of August 9, 2022 (incorporated by reference to Exhibit 10.1 to Windtree’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the SEC on November 14, 2022).

10.11#	Windtree’s 2011 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 31, 2018).

10.12#	Windtree’s 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 31, 2020).

10.13#

Amended and Restated Windtree Therapeutics, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on August 16, 2023).

10.14#

Form of Restricted Stock Unit Grant for Employees under Windtree’s 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to Windtree’s Registration Statement on Form S-8, as filed with the SEC on February 12, 2021).

10.15#

Form of Stock Option Grant for Employees under Windtree’s 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.6 to Windtree’s Registration Statement on Form S-8, as filed with the SEC on February 12, 2021).

10.16#	Form of Inducement Award Agreement (incorporated by reference to Exhibit 4.4 to Windtree’s Registration Statement on Form S-8 (File No. 333-253067), as filed with the SEC on February 12, 2021).

10.17#

Form of Employee Option Agreement under Windtree’s 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Windtree’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, as filed with the SEC on May 15, 2012).

10.18#

Form of Non-Employee Director Option Agreement under Windtree’s 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Windtree’s Form 10-K, as filed with the SEC on April 3, 2020).

10.19#

Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under Windtree’s 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to Windtree’s Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the SEC on March 16, 2015).

10.20#

Form of Restricted Stock Unit Award Agreement for Employees under Windtree’s 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 to Windtree’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on April 17, 2018).

10.21#

Employment Agreement dated February 1, 2016, between Windtree and Craig Fraser (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on February 3, 2016).

10.22#

Inducement Stock Option Award Agreement dated February 1, 2016, between Windtree and Craig Fraser (incorporated by reference to Exhibit 10.3 to Windtree’s Current Report on Form 8-K, as filed with the SEC on February 3, 2016).

10.23#

Amendment dated March 13, 2018, to Employment Agreement dated February 1, 2016, between Windtree and Craig Fraser (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on March 16, 2018).

10.24#

Employment Agreement dated December 19, 2014, between Windtree and Steven G. Simonson, M.D. (incorporated by reference to Exhibit 10.4 to Windtree’s Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2015).

10.25#

Amendment dated December 29, 2014 to Employment Agreement dated December 19, 2014, effective as of April 1, 2015, between Windtree and Steven G. Simonson, M.D. (incorporated by reference to Exhibit 10.5 to Windtree’s Quarterly Report on Form 10-Q, as filed with the SEC on May 11, 2015).

10.26#

Amendment dated March 13, 2018, to Employment Agreement dated December 19, 2014 between Windtree and Steven G. Simonson, M.D. (incorporated by reference to Exhibit 10.3 to Windtree’s Current Report on Form 8-K, as filed with the SEC on March 16, 2018).

10.27#

At The Market Offering Agreement, dated as of November 9, 2023, by and between Windtree Therapeutics, Inc. and Ladenburg Thalmann & Co. Inc. (incorporated by reference to Exhibit 1.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on November 9, 2023).

10.28#

Form of Indemnification Agreement between Windtree and certain named executive officers and directors (incorporated by reference to Exhibit 10.4 to Windtree’s Current Report on Form 8-K, as filed with the SEC on February 3, 2016).

10.29#

Form of Indemnification Agreement between Windtree and certain named directors (incorporated by reference to Exhibit 10.23 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on April 16, 2019).

10.30

Lease Agreement dated May 26, 2004, and First Amendment to Lease Agreement, dated April 2, 2007, between TR Stone Manor Corp. and Windtree (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 6, 2007).

10.31

First Amendment to Lease Agreement, dated April 2, 2007, between TR Stone Manor Corp. and Windtree (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 6, 2007).

10.32

Second Amendment to Lease Agreement dated January 3, 2013 between TR Stone Manor Corp. and Windtree (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on January 8, 2013).

10.33

Third Amendment to Lease Agreement dated November 24, 2014 between TR Stone Manor Corp. and Windtree (incorporated by reference to Exhibit 10.29 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on March 31, 2023).

10.34

Fourth Amendment to Lease Agreement dated April 29, 2016, between PH Stone Manor LP and Windtree (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on May 31, 2016).

10.35

Fifth Amendment to Lease Agreement dated February 23, 2018, between PH Stone Manor LP and Windtree (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on March 1, 2018).

10.36†

Supply Agreement dated December 22, 2010 between Corden Pharma (formerly Genzyme Pharmaceuticals LLC, now known as Corden Pharma) and Windtree (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 29, 2010).

10.37

Exchange and Termination Agreement dated October 27, 2017, between Windtree and Deerfield (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report on Form 8-K, as filed with the SEC on November 1, 2017).

10.38

Registration Rights Agreement dated October 27, 2017, between Windtree and LPH Investments Limited (incorporated by reference to Exhibit 99.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on November 1, 2017).

10.39

Registration Rights Agreement dated March 30, 2018, between Windtree and LPH II Investments Limited (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 4, 2018).

10.40††

Collaboration Agreement dated as of October 14, 2014, by and between Battelle Memorial Institute and Discovery Laboratories, Inc. (predecessor-in-interest to Windtree) (incorporated by reference to Exhibit 10.1 to Windtree’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the SEC on November 16, 2020).

10.41

Payment Restructuring Agreement effective December 7, 2018, between Windtree and Battelle Memorial Institute (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 7, 2018).

10.42

Amendment No. 1 dated March 30, 2020 to Payment Restructuring Agreement, effective December 7, 2018, between Windtree and Lee’s Pharmaceutical (HK) LTD (incorporated by reference to Exhibit 10.48 to Windtree’s Registration Statement on Form S-1/A (File No. 333-236085), as filed with the SEC on May 6, 2020).

10.43

Loan Agreement dated October 25, 2018, between CVie Therapeutics, Lee’s Pharmaceutical Holdings Limited, and O-Bank Co., Ltd. (incorporated by reference to Exhibit 10.34 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on April 16, 2019).

10.44

Shareholder Loan Agreement dated April 24, 2018, between Lee’s Pharmaceutical International Limited and CVie Therapeutics (incorporated by reference to Exhibit 10.35 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on April 16, 2019).

10.45

Shareholder Loan Agreement dated September 20, 2018, between Lee’s Pharmaceutical International Limited and CVie Therapeutics (incorporated by reference to Exhibit 10.36 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on April 16, 2019).

10.46

Shareholder Loan Agreement dated October 26, 2018, between Lee’s Pharmaceutical International Limited and CVie Therapeutics (incorporated by reference to Exhibit 10.37 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on April 16, 2019).

10.47

Shareholder Loan Agreement dated November 16, 2018, between Lee’s Pharmaceutical International Limited and CVie Therapeutics (incorporated by reference to Exhibit 10.38 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on April 16, 2019).

10.48

Merger Agreement dated December 21, 2018, between Windtree, WT Acquisition Corp., and CVie Investments Limited (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

10.49

Indemnification Letter Agreement dated December 21, 2018, between Windtree and Lee’s Pharmaceutical Holdings Limited (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

10.50

Securities Purchase Agreement dated December 21, 2018 between Windtree and certain purchasers party thereto (incorporated by reference to Exhibit 10.3 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

10.51

Registration Rights Agreement dated December 21, 2018 between Windtree and certain purchasers party thereto (incorporated by reference to Exhibit 10.4 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018).

10.52

Loan Agreement dated October 24, 2019 between Windtree and LPH II Investments Ltd. (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on October 28, 2019).

10.53

Form of Securities Purchase Agreement dated December 6, 2019 by and among Windtree and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 9, 2019).

10.54

Form of Registration Rights Agreement dated December 6, 2019 by and among Windtree and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report on Form 8-K, as filed with the SEC on December 9, 2019).

10.55

Common Stock Purchase Agreement dated June 26, 2024 by and between Windtree and Seven Knots, LLC (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on July 1, 2024).

10.56

Registration Rights Agreement dated June 26, 2024 by and between Windtree and Seven Knots, LLC (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report on Form 8-K, as filed with the SEC on July 1, 2024).

10.57

Form of Securities Purchase Agreement dated July 18, 2024 by and among Windtree and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to Windtree’s Form 8-K, as filed with the SEC on July 22, 2024).

10.58

Form of Registration Rights Agreement dated July 18, 2024 by and among Windtree and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to Windtree’s Form 8-K, as filed with the SEC on July 22, 2024).

10.59

Form of Securities Purchase Agreement dated July 26, 2024 by and among Windtree and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to Windtree’s Form 8-K, as filed with the SEC on July 29, 2024).

10.60

Form of Registration Rights Agreement dated July 26, 2024 by and among Windtree and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to Windtree’s Form 8-K, as filed with the SEC on July 29, 2024).

10.61#	Employment Agreement dated March 1, 2020, between Windtree and Eric Curtis (incorporated by reference to Exhibit 10.46 to Windtree’s Form 10-K, as filed with the SEC on April 3, 2020).

10.62

Amendment to No. 1 dated February 20, 2020 to the Securities Purchase Agreement dated December 6, 2019 by and among Windtree and the purchasers party thereto (incorporated by reference to Exhibit 10.47 to Windtree’s Form 10-K, as filed with the SEC on April 3, 2020).

10.63

Project Financing Agreement, dated August 12, 2020, by and between Windtree and Lee’s Pharmaceutical (HK) Ltd. (incorporated by reference to Exhibit 10.4 to Windtree’s Quarterly Report on Form 10-Q, as filed with the SEC on November 16, 2020).

10.64	Form of Inducement Letter dated January 20, 2023 (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on January 26, 2023).

10.65	Form of Inducement Letter dated February 21, 2023 (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on February 22, 2023).

10.66††

License, Development and Commercialization Agreement, by and between the Company and Lee’s Pharmaceutical (HK) Ltd., dated January 12, 2024 (incorporated by reference to Exhibit 10.61 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on April 16, 2024).

10.67††

Exchange and Termination Agreement, by and between the Company and affiliates of Deerfield Management Company, L.P., effective upon January 24, 2024 (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on January 25, 2024).

10.68

Registration Rights Agreement, by and between the Company and affiliates of Deerfield Management Company, L.P., effective upon January 24, 2024 (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report on Form 8-K, as filed with the SEC on January 25, 2024).

10.69+

Form of Securities Purchase Agreement by and between Windtree Therapeutics, Inc. and the Buyers named therein, dated April 2, 2024 (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 8, 2024).

10.70+

Form of Registration Rights Agreement, by and between Windtree Therapeutics, Inc. and the Buyers named therein, dated April 2, 2024 (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 8, 2024).

10.71††

Master Services Agreement and Work Orders Nos. 11 and 12, by and between the Company and Momentum Research, Inc., dated February 13, 2020 (incorporated by reference to Exhibit 10.1 to Windtree’s Quarterly Report on Form 10-Q, as filed on May 15, 2024).

10.72††

Amendment No. 1 to Master Services Agreement and Work Orders Nos. 11 and 12, by and between the Company and Momentum Research, Inc., effective upon May 9, 2024 (incorporated by reference to Exhibit 10.2 to Windtree’s Quarterly Report on Form 10-Q, as filed on May 15, 2024).

10.73#

Employment Agreement, by and between Windtree and Jamie McAndrew, dated as of November 8, 2024 (incorporated by reference to Exhibit 10.74 to Windtree’s Annual Report on Form 10-K, as filed on April 15, 2024).

10.74#

Employment Agreement by and between Windtree and Jed Latkin, dated as of November 8, 2024 (incorporated by reference to Exhibit 10.75 to Windtree’s Annual Report on Form 10-K, as filed on April 15, 2024).

10.75††

License and Supply Agreement, between the Company and Evofem Biosciences, Inc., dated March 20, 2025 (incorporated by reference to Exhibit 10.76 to Windtree’s Annual Report on Form 10-K, as filed on April 15, 2025).

10.76††

Amendment No. 1 to License and Supply Agreement, by and between Windtree and Evofem Biosciences, Inc., dated as of March 28, 2025 (incorporated by reference to Exhibit 10.77 to Windtree’s Annual Report on Form 10-K, as filed on April 15, 2025).

10.77

Form of Securities Purchase Agreement, by and between Windtree Therapeutics, Inc. and the Buyers named therein, dated April 30, 2025 (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 30, 2025).

10.78

Form of Registration Rights Agreement, by and between Windtree Therapeutics, Inc. and the Buyers named therein, dated April 30, 2025 (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report on Form 8-K, as filed with the SEC on April 30, 2025).

10.79

Form of Assignment and Conditional Assumption Agreement, by and between WINT Real Estate, LLC. (a wholly owned subsidiary of Windtree Therapeutics, Inc. and Way Maker Growth Fund, LLC dated April 19, 2025 (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report on Form 8-K, as filed with the SEC on May 1, 2025).

10.80

Form of Purchase Agreement , by and between WINT Real Estate, LLC. (a wholly owned subsidiary of Windtree Therapeutics, Inc. and Way Maker Growth Fund, LLC dated June 28, 2024 (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report on Form 8-K, as filed with the SEC on May 1, 2025).

10.81

First Amendment to Purchase Agreement, by and between WINT Real Estate, LLC. (a wholly owned subsidiary of Windtree Therapeutics, Inc. and Way Maker Growth Fund, LLC dated December 19, 2024 (incorporated by reference to Exhibit 10.3 to Windtree’s Current Report on Form 8-K, as filed with the SEC on May 1, 2025).

10.82

Second Amendment to Purchase Agreement, by and between WINT Real Estate, LLC. (a wholly owned subsidiary of Windtree Therapeutics, Inc. and Way Maker Growth Fund, LLC dated March 25, 2025 (incorporated by reference to Exhibit 10.4 to Windtree’s Current Report on Form 8-K, as filed with the SEC on May 1, 2025).

10.83	Form of Note Purchase Agreement dated June 5, 2025 (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report in Form 8-K, as filed with the SEC on June 11, 2025).

10.84	Form of Note Purchase Agreement dated June 9, 2025 (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report in Form 8-K, as filed with the SEC on June 11, 2025).

10.85	Form of Note Purchase Agreement dated June 24, 2025 (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report in Form 8-K, as filed with the SEC on June 27, 2025).

10.86	Form of Note Purchase Agreement dated June 27, 2025 (incorporated by reference to Exhibit 10.1 to Windtree’s Current Report in Form 8-K, as filed with the SEC on July 3, 2025).

10.87	Form of Note Purchase Agreement dated July 2, 2025 (incorporated by reference to Exhibit 10.2 to Windtree’s Current Report in Form 8-K, as filed with the SEC on July 3, 2025).

21.1	Subsidiaries of Windtree (incorporated by reference to Exhibit 21.1 to Windtree’s Annual Report on Form 10-K, as filed with the SEC on April 16, 2019).

23.1*	Consent of EisnerAmper LLP, independent registered public accounting firm.

23.2*	Consent of Thompson Hine LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on the signature page to this registration statement).

107*	Filing Fee Table.

*	Filed herewith
**	Previously filed
#	Compensation Related Contract.
†	Confidential treatment received for certain portions of this exhibit.
††	Certain confidential portions have been omitted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K.
+	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for purposes of determining any liability under the Securities Act:

(i) the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and

(ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the Township of Warrington, Commonwealth of Pennsylvania, on July 10, 2025.

WINDTREE THERAPEUTICS, INC.

By:	/s/ Jed Latkin
Name:	Jed Latkin
Title:	President and Chief Executive Officer
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jed Latkin as his or her true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Jed Latkin	President, Chief Executive Officer, and Director	July 10, 2025
Jed Latkin	(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

*	Chairman of the Board of Directors	July 10, 2025
Mark Strobeck, Ph.D.

*	Director	July 10, 2025
Leanne Kelly

*	Director	July 10, 2025
Saundra Pelletier

*By:	/s/ Jed Latkin
Jed Latkin Attorney-in-Fact